Exhibit 99.1
KB Financial Group Inc. and
Subsidiaries
Consolidated Financial Statements
December 31, 2009 and 2008

KB Financial Group Inc. and Subsidiaries
Index
December 31, 2009 and 2008

Page(s)

Report of Independent Auditors	1~2

Consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4~5

Statement of Changes in Shareholders’ Equity	6

Statement of Cash Flows	7~8

Notes to Consolidated Financial Statements	9~111

Report of Independent Auditors
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audits. We did not audit the financial statements of Kookmin Bank and certain other consolidated subsidiaries as of December 31, 2008, and for the period from September 29, 2008 to December 31, 2008. These statements were audited by other auditors whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for Kookmin Bank and certain other consolidated subsidiaries, is based solely on the reports of the other auditors.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2009 and 2008, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the year ended December 31, 2009, and the period from September 29, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhousCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com
Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). “PricewaterhouseCoopers” and “PwC” refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.

Accounting principles and audit standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or audit standards and their application in practice.
Seoul, Korea
March 11, 2010

This report is effective as of March 11, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Financial Position
December 31, 2009 and 2008

(In millions of Korean won)	2009		2008

Assets
Cash and due from banks (Notes 4, 21 and 29)	~~W~~	9,769,133	~~W~~	8,316,197
Securities (Notes 5 and 21)		42,535,648		38,985,268
Loans receivable, net (Notes 6,7,8 and 21)		195,397,893		198,930,186
Property and equipment, net (Note 9)		3,345,323		3,502,549
Other assets, net (Notes 3, 8, 10, 20 and 23)		11,120,453		17,814,591

Total assets	~~W~~	262,168,450	~~W~~	267,548,791

Liabilities and shareholders’ equity
Liabilities
Deposits (Notes 11 and 21)	~~W~~	172,439,883	~~W~~	162,210,372
Debts, net (Notes 12 and 21)		54,493,283		63,495,480
Other liabilities, net (Notes 9, 13, 14, 15, 16, 19, 20, 21 and 23)		17,123,958		25,780,892

Total liabilities		244,057,124		251,486,744

Shareholders’ equity (Notes 9 and 17)
Common stock		1,931,758		1,781,758
Capital surplus		16,428,852		15,473,511
Capital adjustments		(2,918,990)		(3,145,102)
Accumulated other comprehensive income		1,232,279		1,087,503
Retained earnings		1,177,731		630,941
Minority interest		259,696		233,436

Total shareholders’ equity		18,111,326		16,062,047

Total liabilities and shareholders’ equity	~~W~~	262,168,450	~~W~~	267,548,791

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Income
For the year ended December 31, 2009, and
for the period from September 29, 2008 to December 31, 2008

(In millions of Korean won, except per share amounts)	2009		2008

Operating revenues
Interest revenue
Interest on due from banks	~~W~~	52,003	~~W~~	111,344
Interest on securities		1,804,206		963,220
Interest on loans		12,858,434		7,876,491
Other interest revenue (Note 7)		50,704		27,331

		14,765,347		8,978,386

Gain on valuation and disposal of securities
Gain on valuation of trading securities		20,972		113,913
Gain on disposal of trading securities		227,559		106,737
Gain on disposal of available-for-sale securities		371,342		60,380
Gain on disposal of held-to-maturity securities		3,962		209
Reversal of impairment loss on available-for-sale securities (Note 5)		1,065		—

		624,900		281,239

Gain on valuation and disposal of loans (Note 6)		97,130		16,717

Gain on foreign currency transactions		1,148,189		1,468,930

Commission income		1,454,616		751,830

Fees and commissions from trust accounts		165,279		70,792

Dividend income		81,017		58,905

Insurance revenue		788,855		306,838

Other operating revenue
Gain on derivatives trading		8,290,995		11,998,947
Gain on valuation of derivatives (Note 20)		2,536,308		5,757,919
Gain on valuation of fair value hedged items (Notes 5, 11, 12 and 20)		426,366		—
Recovery of losses from acceptance and guarantee		520		121
Recovery of losses from other doubtful accounts		16,000		21,596
Others		50,577		17,063

		11,320,766		17,795,646

		30,446,099		29,729,283

Operating expenses
Interest expenses
Interest on deposits		5,561,567		3,483,450
Interest on borrowings		2,725,798		1,582,833
Other interest expenses		64,256		34,525

		8,351,621		5,100,808

Loss on valuation and disposal of securities
Loss on valuation of trading securities		35,222		—
Loss on disposal of trading securities		172,098		157,738
Loss on disposal of available-for-sale securities		126,284		46,472
Loss on disposal of held-to-maturity securities		—		43
Impairment loss on available-for-sale securities (Note 5)		43,852		67,282
Impairment loss on held-to-maturity securities (Note 5)		8,208		27,344

		385,664		298,879

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Income
For the year ended December 31, 2009, and
for the period from September 29, 2008 to December 31, 2008

(In millions of Korean won, except per share amounts)	2009		2008

Loss on valuation and disposal of loans
Provision for loan losses (Note 8)		2,298,985		1,415,107
Loss on disposal of loans (Note 6)		54,490		33,876

		2,353,475		1,448,983

Loss on foreign currency transactions		1,158,917		1,214,401

Commission expenses		804,846		421,844

Selling and administrative expenses (Note 22)		3,784,377		2,064,397

Insurance expense		804,195		308,530

Other operating expenses
Loss on derivatives trading		8,879,079		12,593,167
Loss on valuation of derivatives (Note 20)		2,137,939		4,720,481
Loss on valuation of fair value hedged items (Notes 5, 11, 12 and 20)		221,528		495,194
Provision for acceptance and guarantee losses		23,476		64,523
Provision for other allowance		225,277		71,449
Contribution to the funds		335,049		176,512
Others		329,371		122,814

		12,151,719		18,244,140

		29,794,814		29,101,982

Operating income		651,285		627,301
Non-operating revenue
Gain on valuation of equity method investments (Note 5)		10,472		4,159
Gain on disposal of equity method investments		911		430,717
Gain on sale of property and equipment		3,827		295
Reversal of impairment loss on property and equipment (Note 9)		154		500
Rent income		3,102		1,504
Others		128,427		61,581

		146,893		498,756

Non-operating expenses
Loss on valuation of equity method investments (Note 5)		45,969		86,110
Loss on disposal of equity method investments		305		—
Loss on sale of property and equipment		3,467		487
Impairment loss on property and equipment (Note 9)		3,991		56,062
Impairment loss on equity method investments		100,352		—
Others		91,936		43,990

		246,020		186,649

Income before income tax		552,158		939,408
Income tax expense (Note 23)		24,914		329,580

Income after income tax		527,244		609,828
Net loss of subsidiaries before acquisition		250		—

Net income	~~W~~	527,494	~~W~~	609,828

Parent Company interest in net income	~~W~~	539,818	~~W~~	611,927
Minority interest in net income		(12,324)		(2,099)

Per share data (Note 24)
Basic and diluted earnings per share	~~W~~	1,659	~~W~~	2,078
The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008

							Accumulated
	Capital		Capital		Capital		other comprehensive		Retained		Minority
(in millions of Korean won)	stock		surplus		adjustment		income and expense		earnings		interest		Total

Balances as of September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	50,805	~~W~~	13,105,654
Net income		—		—		—		—		611,927		(2,099)		609,828
Disposal of treasury shares owned by consolidated subsidiaries		—		—		1,065,414		—		—		—		1,065,414
Acquisition of common shares issued by subsidiaries		—		—		—		—		—		184,245		184,245
Valuation of available-for-sale securities		—		—		—		193,231		—		29		193,260
Valuation of held-to-maturity securities		—		—		—		27		—		32		59
Changes in equity method investments		—		—		—		(53)		—		—		(53)
Valuation of derivative instruments		—		—		—		442		—		424		866
Revaluation of land						—		893,856		—		—		893,856
Changes in retained earnings of trust accounts		—		—		—		—		3,168		—		3,168
Changes in retained earnings of consolidated subsidiaries		—		—		—		—		15,846		—		15,846
Others		—		(7,678)		(2,418)		—		—		—		(10,096)

Balances as of December 31, 2008	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	233,436	~~W~~	16,062,047

Balances as of January 1, 2009	~~W~~	1,781,758	~~W~~	15,473,511	~~W~~	(3,145,102)	~~W~~	1,087,503	~~W~~	630,941	~~W~~	233,436	~~W~~	16,062,047
Net income		—		—		—		—		539,818		(12,324)		527,494
Disposal of treasury shares owned by consolidated subsidiaries		—		—		245,391		—		—		—		245,391
Valuation of available-for-sale securities		—		—		—		152,755		—		33,781		186,536
Valuation of held-to-maturity securities		—		—		—		(2,641)		—		527		(2,114)
Changes in equity method investments		—		—		—		(2,281)		—		—		(2,281)
Valuation of derivative instruments		—		—		—		(442)		—		—		(442)
Revaluation of land		—		—		—		(2,615)		—		—		(2,615)
Changes in retained earnings of trust accounts		—		—		—		—		6,790		—		6,790
Changes in scope of consolidation		—		—		—		—		—		7,308		7,308
Paid-in capital increase		150,000		955,341		—		—		—		—		1,105,341
Others		—		—		(19,279)		—		182		(3,032)		(22,129)

Balances as of December 31, 2009	~~W~~	1,931,758	~~W~~	16,428,852	~~W~~	(2,918,990)	~~W~~	1,232,279	~~W~~	1,177,731	~~W~~	259,696	~~W~~	18,111,326

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the year ended December 31, 2009, and
for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2009		2008

Cash flows from operating activities
Net income	~~W~~	527,494	~~W~~	609,828

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of trading securities		35,222		—
Impairment loss on available-for-sale securities		43,852		67,282
Impairment loss on held-to-maturity securities		8,208		27,344
Loss on valuation of equity method investments		45,969		86,110
Impairment loss on equity method investments		100,352		—
Loss on disposal of equity method investments		305		—
Provision for loan losses		2,298,985		1,415,107
Amortization of deferred loan origination fees and costs		76,276		19,131
Depreciation		320,154		190,177
Loss on disposal of property and equipment		3,467		487
Impairment loss on property and equipment		3,991		56,062
Amortization of intangible assets		173,986		76,899
Loss on valuation of derivatives		2,137,939		4,720,481
Loss on valuation of fair value hedged items		221,528		495,194
Interest expenses- amortization of discounts on debenture		139,967		80,884
Share-based compensation		30,413		—
Provision for severance benefits		165,204		95,757
Provision for acceptance and guarantee losses		23,476		64,523
Provision for other doubtful accounts		225,277		71,449
Provision for responsibilities reserve		574,336		175,519
Loss on foreign currency translation		84,799		9,492
Gain on valuation of trading securities		(20,972)		(113,913)
Reversal of impairment loss on available-for-sale securities		(1,065)		—
Gain on valuation of equity method investments		(10,472)		(4,159)
Gain on disposal of equity method investments		(911)		(430,717)
Gain on foreign currency translation		(371,063)		(349,487)
Gain on disposal of property and equipment		(3,827)		(295)
Reversal of impairment loss on property and equipment		(154)		(500)
Gain on valuation of derivatives		(2,536,308)		(5,757,919)
Gain on valuation of fair value hedged items		(426,366)		—
Recovery of share-based compensation		—		(27,291)
Recovery of losses from acceptance and guarantee		(520)		(121)
Recovery of losses from other doubtful accounts		(16,000)		(21,596)
Interest revenue		(37,112)		(36,209)

		3,288,936		909,691

Changes in operating assets and liabilities
Decrease in trading securities		861,768		37,980
Decrease (Increase) in available-for-sale securities		(4,281,862)		19,895
Increase in held-to-maturity securities		(272,053)		(519,923)
Decrease (Increase) in loans receivable		1,447,045		(8,821,859)
Decrease (Increase) in accounts receivable		1,602,570		(1,002,934)
Decrease (Increase) in accrued income		117,190		(90,375)
Decrease (Increase) in prepaid expenses		(66,571)		20,162
Decrease (Increase) in deferred income tax assets		(54,514)		175,623
Decrease in derivative assets		483,379		833,516
Decrease (Increase) in miscellaneous assets		(219,091)		130,938
Increase (Decrease) in accounts payable		(2,361,988)		929,089
Increase (Decrease) in accrued expenses		(1,237,607)		327,777
Increase (Decrease) in unearned revenues		(39,902)		34,966
Increase (Decrease) in withholding taxes		(18,200)		51,230
Increase (Decrease) in agencies business payables		(52,919)		53,203
Increase (Decrease) in liability due to agency relationship		(136,891)		7,064
Payment of severance benefits		(421,404)		(36,860)
Decrease (Increase) in severance insurance deposits		152,135		(86,604)
Decrease in contribution to national pension fund		5		—
Increase (Decrease) in deferred income tax liabilities		88,495		(169,358)
Decrease in provision for acceptance and guarantees		(5,987)		—
Decrease in other provisions for doubtful accounts		(134,693)		(79,070)
Increase (Decrease) in derivative liabilities		19,773		(681,041)
Increase (Decrease) in miscellaneous liabilities		168,164		(618,541)

		(4,363,158)		(9,485,122)

Net cash used in operating activities		(546,728)		(7,965,603)

KB Financial Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the year ended December 31, 2009, and
for the period from September 29, 2008 to December 31, 2008

(in millions of Korean won)	2009		2008

Cash flows from investing activities
Decrease in equity method investments	~~W~~	18,319	~~W~~	726,985
Disposal of property and equipment		18,008		2,914
Decrease in guarantee deposits made		132,533		42,721
Net decrease in national domestic exchange settlement debits		—		164,444
Net increase in restricted due from banks		(1,216,579)		(1,138,426)
Increase in equity method investments		(43,670)		(835,783)
Acquisition of property and equipment		(187,083)		(357,430)
Acquisition of intangible assets		(78,271)		(75,276)
Increase in guarantee deposits made		(192,729)		(92,226)
Net increase in national domestic exchange settlement debits		(91,900)		—
Net increase in loan to trust account		(21,962)		(33,864)

Net cash used in investing activities		(1,663,334)		(1,595,941)

Cash flows from financing activities
Net increase in demand deposits		4,689,740		11,388
Net increase in time deposits		7,420,525		3,984,484
Net increase in call money		—		151,481
Net increase in borrowings		—		1,406,909
Increase in paid-in capital		1,105,341		—
Net increase in securities sold		1,021,684		326,675
Increase in debentures		9,802,930		10,042,833
Net increase in deposits for letter of guarantees and others		34,890		—
Net increase in domestic exchange remittances pending		187,926		—
Net increase in foreign exchange remittances pending		1,374		—
Net increase in borrowings from trust accounts		—		1,306,463
Disposal of treasury stock		249,150		901,344
Increase in minority interest		—		12,553
Net decrease in negotiable certificates of deposit		(1,893,579)		(1,554,937)
Net decrease in call money		(2,080,223)		—
Net decrease in bills sold		(126,596)		(319,679)
Net decrease in bond sold under repurchase agreement		(2,372,458)		(898,824)
Net decrease in borrowings		(1,078,276)		—
Decrease in debentures		(13,542,868)		(2,391,102)
Payment of stock issuance costs		(1,459)		(2,418)
Net decrease in deposits for letter of guarantees and others		—		(999)
Net decrease in domestic exchange remittances pending		—		(2,266)
Net decrease in foreign exchange remittances pending		—		(8,931)
Net decrease in borrowings from trust accounts		(973,256)		—
Dividend distribution		(3,032)		—
Acquisition of treasury stock		—		(3,410,033)

Net cash provided by financing activities		2,441,813		9,554,941

Increase in cash and due from banks due to change in scope of consolidation		4,606		171,689

Net increase in cash and cash equivalents		236,357		165,086

Cash and cash equivalents (Note 29)
Beginning of period		3,380,593		3,215,507

End of period	~~W~~	3,616,950	~~W~~	3,380,593

The accompanying notes are an integral part of these consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
1. The Parent Company
KB Financial Group Inc. (the “Parent Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Parent Company’s common stock as of December 31, 2009, is ~~W~~1,931,758 million.
The Parent Company is authorized to issue 1,000 million shares. The Parent Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.
The major shareholders as of December 31, 2009, are as follows:

	Number of Shares	Percentage of
Name of Shareholder	Owned	Ownership (%)

National Pension Service	20,046,217	5.19
ING Bank N.V., Amsterdam	19,401,044	5.02
2. Scope of Consolidation and Equity Method Accounting
Details of subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the Banking Act and Commercial Act.
The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Services Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified either as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of December 31, 2009, is ~~W~~2,481,896 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The Bank’s shares have been listed on the KRX since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the KRX on November 9, 2001. In addition, the Bank listed its ADS on the NYSE on November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE on October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Parent Company through a comprehensive stock transfer on September 29, 2008. In addition, the Bank’s listed shares and depositary shares on the KRX and the NYSE were delisted on October 10, 2008 and September 26, 2008, respectively.
The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act, credit card business in accordance with Specialized Credit Financial Business Act and other relevant businesses. As of December 31, 2009, the Bank has 1,197 domestic branches and offices (excluding 306 automated teller machine stations) and five overseas branches (excluding three subsidiaries and three offices).
(2) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business service including investment trading service and brokerage service and in other related services in accordance with Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of December 31, 2009, is ~~W~~78,000 million.
(3) KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of December 31, 2009, is ~~W~~156,000 million.
(4) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s common stock as of December 31, 2009, is ~~W~~38,338 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(5) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 25 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of December 31, 2009, is ~~W~~80,000 million.
(6) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s common stock as of December 31, 2009, is ~~W~~44,759 million.
(7) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the KRX on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of December 31, 2009, is ~~W~~20,000 million.
(8) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of December 31, 2009, is ~~W~~6,262 million.
(9) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ common stock as of December 31, 2009, is ~~W~~8,000 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(10) Kookmin Bank Int’l Ltd. (London)
Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd. (London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s paid in capital as of December 31, 2009, is GBP 20 million.
(11) Kookmin Bank Hong Kong Ltd.
Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid in capital as of December 31, 2009, is USD 20 million.
(12) Kookmin Bank Cambodia PLC.
Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid in capital as of December 31, 2009, is USD 13 million.
(13) National Pension Service KBIC Private Equity Fund No.1
National Pension Service KBIC Private Equity Fund No. 1 (the “NPS-KBIC-PEF No.1”), under Capital Market and Financial Investment Business Act (previously Article (2)4-2 of Indirect Investment Asset Management Business Act), was established in July 1, 2008. NPS-KBIC-PEF No. 1 invests its capital to improve business structure and ultimately to maximize the value of its investees. Subsequently, the increased value will be distributed back to its investors. Its headquarters are located in Seoul. NPS-KBIC- PEF No.1’s paid in capital as of December 31, 2009, is ~~W~~176,200 million.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The Parent Company’s percentage of ownership in its subsidiaries as of December 31, 2009, is as follows:

			Number of
Investors	Investees	Closing Date	Shares	Ownership (%)

KB Financial Group Inc.	Kookmin Bank	December 31	496,379,116	100.00
	KB Investment & Securities Co., Ltd.	March 31	15,600,000	100.00
	KB Life Insurance Co., Ltd.	March 31	15,912,000	51.00
	KB Asset Management Co., Ltd.	March 31	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	December 31	16,000,000	100.00
	KB Investment Co., Ltd.	December 31	8,951,797	100.00
	KB Futures Co., Ltd.	March 31	4,000,000	100.00
	KB Credit Information Co., Ltd.	December 31	1,252,400	100.00
	KB Data Systems Co., Ltd.	December 31	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	December 31	43,322,704	11.21
	Kookmin Bank Cambodia PLC.	December 31	132,600	51.00
	Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	December 31	4,510,720,000	2.56
	Burrill-KB Life Science Fund[1]	—	—	—

[1]	KB Investment Co., Ltd. participates in the management of Burrill-KB Life Sciences Fund as a general partner and has committed to invest up to 38.57% of the total interest. KB Investment Co., Ltd. has not yet made any investment as of December 31, 2009, since Burrill-KB Life Sciences Fund was just established on August 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The Parent Company’s ownerships in its subsidiaries as of December 31, 2008, were as follows:

			Number of
Investors	Investees	Closing Date	Shares	Ownership (%)

KB Financial Group Inc.	Kookmin Bank	December 31	436,379,116	100.00
	KB Investment & Securities Co., Ltd.	March 31	15,600,000	100.00
	KB Asset Management Co., Ltd.	March 31	7,667,550	100.00
	KB Real Estate Trust Co., Ltd.	December 31	16,000,000	100.00
	KB Investment Co., Ltd.	December 31	8,951,797	100.00
	KB Futures Co., Ltd.	March 31	4,000,000	100.00
	KB Credit Information Co., Ltd.	December 31	1,252,400	100.00
	KB Data Systems Co., Ltd.	December 31	800,000	100.00

Kookmin Bank	KB Financial Group Inc.	December 31	47,407,671	13.30
	KB Life Insurance Co., Ltd.	March 31	15,912,000	51.00
	Kookmin Bank Int’l Ltd. (London)	December 31	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	December 31	2,000,000	100.00

KB Investment Co., Ltd.	NPS-KBIC Private Equity Fund No.1	December 31	4,510,720,000	2.56
Certain trust accounts whose principal or fixed rate of return is guaranteed by Kookmin Bank are included in the consolidated financial statements in accordance with the Detailed Enforcement Rules on Supervision of Banking Business.
The consolidated and non-consolidated trust accounts as of December 31, 2009 and 2008, are as follows:

	2009				2008
			Operating				Operating
(In millions of Korean won)	Total Assets		Revenues		Total Assets		Revenues [1]

Consolidated	~~W~~	3,066,176	~~W~~	161,916	~~W~~	3,514,984	~~W~~	112,910
Non-consolidated		10,702,576		444,900		9,870,414		244,513

	~~W~~	13,768,752	~~W~~	606,816	~~W~~	13,385,398	~~W~~	357,423

[1]	Operating results are for the six-month period ended December 31, 2008.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The condensed financial information of subsidiaries as of and for the year ended December 31, 2009, follows:

			Common		Shareholders’		Operating		Net Income
(In millions of Korean won)	Total Assets		Stock		Equity		Revenues		(Loss)

Kookmin Bank	~~W~~	256,519,760	~~W~~	2,481,896	~~W~~	19,342,558	~~W~~	28,734,838	~~W~~	635,803
KB Investment & Securities Co., Ltd.		2,041,219		78,000		295,604		376,868		(41,550)
KB Life Insurance Co., Ltd.		2,521,079		156,000		151,537		901,801		3,308
KB Asset Management Co., Ltd.		108,583		38,338		96,312		67,073		28,783
KB Real Estate Trust Co., Ltd.		257,286		80,000		121,303		60,504		23,794
KB Investment Co., Ltd.		125,961		44,759		104,810		12,786		2,159
KB Futures Co., Ltd.		221,942		20,000		37,363		28,685		6,178
KB Credit Information Co., Ltd.		29,379		6,262		23,606		54,592		4,338
KB Data Systems Co., Ltd.		44,938		8,000		16,806		124,746		5,267
Kookmin Bank Int’l Ltd. (London)		466,098		37,555		67,396		26,383		1,713
Kookmin Bank Hong Kong Ltd.		709,980		23,352		105,642		33,406		10,285
Kookmin Bank Cambodia PLC.		27,451		15,179		13,746		891		(1,419)
NPS-KBIC Private Equity Fund No.1		207,008		176,200		183,386		7,403		(18,037)
Burrill-KB Life Science Fund [1]		—		—		—		—		—

[1]	Burrill-KB Life Science Fund was incorporated on August 31, 2009. No investment has been made as of December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The condensed financial information of subsidiaries as of December 31, 2008, and for the six-month period ended December 31, 2008, follows:

			Common		Shareholders’		Operating		Net Income
(In millions of Korean won)	Total Assets		Stock		Equity		Revenues		(Loss)

Kookmin Bank	~~W~~	262,093,177	~~W~~	2,181,896	~~W~~	17,314,094	~~W~~	29,067,498	~~W~~	234,931
KB Investment & Securities Co., Ltd.		2,052,261		78,000		322,096		167,575		17,336
KB Life Insurance Co., Ltd.		1,769,349		156,000		126,539		349,925		(3,759)
KB Asset Management Co., Ltd.		126,772		38,338		116,473		34,660		14,504
KB Real Estate Trust Co., Ltd.		221,353		80,000		97,469		27,991		(10,096)
KB Investment Co., Ltd.		115,385		44,759		103,788		5,909		884
KB Futures Co., Ltd.		150,142		20,000		38,206		14,181		3,224
KB Credit Information Co., Ltd.		50,573		6,262		44,468		26,947		1,783
KB Data Systems Co., Ltd.		46,532		8,000		26,539		101,744		5,078
Kookmin Bank Int’l Ltd. (London)		582,111		36,353		53,809		14,930		1,768
Kookmin Bank Hong Kong Ltd.		548,032		25,150		92,206		24,500		(691)
NPS-KBIC Private Equity Fund No.1		176,030		176,200		175,936		39		(264)
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of equity method investees as of December 31, 2009, are as follows:

			Number of	Ownership
(In number of shares)	Investees	Year End	Shares	(%)
Kookmin Bank	KLB Securities Co., Ltd.[2]	December 31	4,854,713	36.41
	Jooeun Industrial Co., Ltd.[2]	December 31	1,999,910	99.99
	Balhae Infrastructure Fund [4]	December 31 June 30	10,853,607	12.61
	Korea Credit Bureau Co., Ltd. [5]	December 31	180,000	9.00
	UAMCO., Ltd.	December 31	12,250	17.50
	JSC Bank CenterCredit	December 31	44,136,676	30.52
	KB06-1 Venture Investment Partnership	December 31	200	50.00
	KB08-1 Venture Investment Partnership	December 31	400	66.67

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited	March 31	2,000,000	100.00
	KB-Glenwood Private Equity Fund 1 [6]	December 31	1	0.03

KB Investment Co., Ltd.	KB06-1 Venture Investment Partnership	December 31	100	25.00
	KB08-1 Venture Investment Partnership	December 31	140	33.33
	Kookmin Investment Partnership No.16 [1]	December 31	177.2	20.00
	NPC 05-6 KB Venture Fund	December 31	500	20.00
	NPC 07-5 KB Venture Fund	December 31	500	20.00
	09-5KB Venture Fund	December 31	20	33.33
	KB06-1 Corporate Restructuring Fund [1]	December 31	12	5.38
	NPS 06-5 KB Corporate Restructuring Fund [7]	December 31	3,800,000,000	13.57
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of equity method investees as of December 31, 2008, were as follows:

			Number of	Ownership
(In number of shares)	Investees	Year End	Shares	(%)
Kookmin Bank	KLB Securities Co., Ltd.[2]	December 31	4,854,713	36.41
	Jooeun Industrial Co., Ltd.[2]	December 31	1,999,910	99.99
	Balhae Infrastructure Fund [4]	December 31 June 30	10,310,869	12.61
	Korea Credit Bureau Co., Ltd.[5]	December 31	180,000	9.00
	Kookmin Bank Singapore Ltd. [3]	December 31	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [3]	December 31	700,000	100.00
	JSC Bank CenterCredit	December 31	44,136,676	30.55
	KB06-1 Venture Investment Partnership	December 31	200	50.00
	KB08-1 Venture Investment Partnership	December 31	100	66.67
KB Investment & Securities Co., Ltd	KB Investment & Securities Hong Kong Limited	March 31	999,999	99.99

KB Investment Co., Ltd.	KB06-1 Venture Investment Partnership	December 31	100	25.00
	KB08-1 Venture Investment Partnership	December 31	50	33.33
	Kookmin Investment Partnership No.16 [1]	December 31	184	20.00
	Kookmin China Fund No.1 [3]	December 31	13	50.00
	KTTC Kookmin Venture Fund No.1 [3]	December 31	200	20.00
	KB03-1 Venture Investment Fund [3]	December 31	125	16.67
	NPC05-6 KB Venture Fund	December 31	500	20.00
	NPC07-5 KB Venture Fund	December 31	500	20.00
	KB03-1 Corporate Restructuring Fund [3]	December 31	41	29.00
	KB06-1 Corporate Restructuring Fund [1]	December 31	12	5.38
	NPS06-5KB Corporate Restructuring Fund [7]	December 31	4,750,000,000	13.57

[1]	Under liquidation as of December 31, 2009

[2]	Under the process of filing bankruptcy as of December 31, 2009

[3]	Liquidation was completed as of December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

[4]	Kookmin Bank may exercise its voting rights through its seat in the board or at an equivalent decision-making body of the investee.

[5]	Kookmin Bank has significant influence in electing a board member who may participate in the decision-making process relating to the financial and business policies of the investee.

[6]	KB Investment & Securities Co., Ltd. participates in the management KB-Glenwood Private Equity Fund 1 as a general partner.

[7]	KB Investment Co., Ltd. has significant influence over the decision-making process relating to the financial and business policies of the NPS06-5KB Corporate Restructuring Fund.
3. Significant Accounting Policies
The Korean Accounting Institute has published a series of Statements of Korea Accounting Standards (“SKAS”). The consolidated financial statements are prepared in accordance with Statement of Korea Accounting Standards (“SKAS”) No. 25.
The significant accounting policies used in the preparation of consolidated financial statements are as follows:
Elimination of Investments and Equity Accounts of Subsidiaries
Investments in subsidiaries and equity accounts of subsidiaries were eliminated at the date when the Parent Company obtained control over the subsidiaries.
Amortization of Goodwill or Negative Goodwill
The differences between the amounts of investment and the equity accounts of subsidiaries are recorded as goodwill or negative goodwill, which is amortized or reversed using the straight-line method over 20 years, the expected period of future benefit. If additional shares are purchased after acquiring control, the difference between the additional acquisition cost and the portion of net assets acquired is credited or charged to capital surplus. Differences between the carrying amount of investments for subsidiaries and the acquisition cost due to the subsidiaries’ paid-in capital increase, stock dividends and issue of new shares without consideration are recorded as increase(decrease) in consolidated capital surplus or consolidated capital adjustment.
Intercompany Transactions
All intercompany transactions are eliminated in the consolidated financial statements.
End of the reporting period for Consolidated Financial Statements
The end of the reporting period for the consolidated financial statements is the closing date of the Parent Company. The accounts of consolidated subsidiaries whose fiscal year end is different from that of the Parent Company have been adjusted to reflect balances as of the closing date.
Special Reserve in Trust Accounts
A special reserve provided for possible future losses on certain trust accounts under the arrangement of guaranteed fixed rate of return and/or annual repayment of the principal is included under retained earnings in the consolidated financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Minority Interest
Non-controlling, outside ownership interests in a subsidiary’s shareholders’ equity are presented as minority interest.
Accounting Policies of the Parent Company and Its Subsidiaries (collectively the “Consolidated Company”)
The Consolidated Company adopted SKAS No. 1 through No. 24, except No. 14, in the preparation of its consolidated financial statements.
The significant accounting policies of the Consolidated Company are as follows:
Interest Income Recognition
The Consolidated Company applies the accrual basis in recognizing interest income related to due from banks, loans receivable and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the end of the reporting period, is generally not accrued, with the exception of interest on certain loans receivable secured by financial institutions or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on cash basis in accordance with the banking industry accounting standards. As of December 31, 2009 and 2008, the principal amount of loans and securities for which the accrued interest income was not recorded in the accompanying consolidated financial statements based on the above criteria amounted to ~~W~~ 4,525,670 million and ~~W~~ 6,706,328 million, respectively, and the related accrued interest income not recognized amounted to ~~W~~ 380,137 million and ~~W~~ 547,269 million, respectively.
Classification of Securities
At acquisition, the Consolidated Company classifies securities into the following categories: trading, available-for-sale, held-to-maturity and equity method investments, depending on marketability, the intention at the date of purchase and ability to hold. Securities that are bought and held for the purpose of resale in the near term and are actively traded are classified as trading securities. Debt securities with fixed maturity and with either fixed or determinable payments which the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that enable the Consolidated Company to exert significant influence over the investees are classified as equity method investments. All other securities not classified above are categorized as available-for-sale securities.
If there are changes in the Consolidated Company’s intent and ability to hold securities, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Consolidated Company has either sold held-to-maturity securities before maturity or exercised early redemption right to issuer within the current year or the preceding two fiscal years, or if it reclassified held-to-maturity securities to available-for-sale securities in the past, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities with the exception of held-to-maturity securities sold when the fluctuation in the market interest has immaterial effect to the fair value as the remaining term of the securities is short. As for trading securities, in rare cases, it can be reclassified to available-for-sale securities or held-to-maturity securities when trading securities are no longer held for resale in the near term and can be reclassified to available-for-sale securities when they lose marketability. In any other case, trading securities cannot be reclassified to other categories and no category can be reclassified to trading securities.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Valuation of Trading Securities
Trading securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest rate method and added to or subtracted from the acquisition costs and interest income. After initial recognition, trading securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is recognized in current earnings.
Valuation of Available-for-Sale Securities
Available-for-sale securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The difference between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. After initial recognition, available-for-sale securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income. Accumulated other comprehensive income of securities is charged to current earnings in a lump sum at the time of disposal or impairment recognition. Non-marketable securities where the fair value can not be determined due to lack of objective and reliable back up data, are stated at acquisition cost on the financial statements if the fair value cannot be reliably estimated.
If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the objective evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current earnings. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings. With respect to impaired securities, if the amount of impairment loss that must be recognized in the current period exceeds the remaining amount of unrealized valuation loss, the unrealized valuation loss shall first be derecognized from the accumulated other comprehensive income, and then, the amount of excess shall be subtracted from the carrying amount of the securities. In addition, if there are any remaining amount of unrealized valuation gain related to the securities in the accumulated other comprehensive income, the entire amount of unrealized valuation gain shall be derecognized from the accumulated other comprehensive income and subtracted from the carrying amount of the securities.
Valuation of Held-to-Maturity Securities
Held-to-maturity securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the specific identification method. The difference between the acquisition costs and face values of held-to-maturity securities are amortized over the remaining terms of the securities by applying effective interest method and added to or subtracted from the acquisition costs and interest income. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Valuation of Equity Method Investments
Equity securities held for investment in companies in which the Consolidated Company is able to exert significant influence over the investees are accounted for using the equity method. Under the equity method, the Consolidated Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital surplus, capital adjustments, or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries.
The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess of up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity method investment.
The unrealized profit arising from the transactions between the equity method investees and the Consolidated Company or between equity method investees is eliminated.
When the book value of equity method investments is less than zero due to the cumulative losses of the investees, the Consolidated Company discontinues the application of the equity method and does not provide for any additional losses. If the investee subsequently reports net income, the Consolidated Company resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period when the equity method was suspended. In addition, if the investees’ capital is increased through issuance of common stock, the share of net losses not recognized during the period when the equity method was suspended is recorded as a decrease in retained earnings.
Any significant difference between expected cash flow from equity method investments and the Consolidated Company’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flow from equity method investments exceeds the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Reversal of Impairment Loss on Available-for-Sale Securities and Held-to-Maturity Securities
If the reasons for impairment losses of available-for-sale securities no longer exist, the recovery is recorded in current operations up to the amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities.
However, if the increases in the fair value of the impaired securities are not considered as recovery from impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.
The reversal of impairment loss of held-to-maturity securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent that the new carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured at the date of reversal had no impairment loss been recognized.
Reclassification of Securities
When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date, and the difference between the fair value and book value is reported in accumulated other comprehensive income (loss) as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continues to be included in accumulated other comprehensive income (loss) and is amortized using the effective interest rate method. The amortized amount is charged to interest income or expense until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.
Transfer of Securities
When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income (loss) is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing the control of the securities, the transaction is recorded as a secured borrowing transaction.
Allowance for Possible Losses on Credits
In accordance with SKAS and supervisory regulations for specific industries, the Consolidated Company provides an allowance for possible losses on credit. Allowances are calculated based on the estimates made through a reasonable and objective method.
The Regulation on Supervision of Banking Business (the “Supervisory Regulation”), legislated by the Financial Services Commission (“FSC”), requires all loans to be classified into five categories, namely, normal, precautionary, substandard, doubtful, or estimated loss, based on
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
borrowers’ repayment capability and historical financial transaction records. Also, the Supervisory Regulation requires all loans to have allowance for loan losses no less than the directed minimum percentage rate in its respective category.
As required by the Supervisory Regulation, allowance for loan losses is provided in accordance with loan loss rate by category for corporate credits (loans, confirmed acceptances and guarantees) over certain size which is determined by Forward Looking Criteria (the “FLC”) that considers the borrower’s capability of repayment. The FLC evaluates the asset by considering the types of loan, collaterals and guarantees, if any, in addition to measuring the borrowers rating based on industry risk, individual risk and financial risk factors. Kookmin Bank generally classifies all credits provided to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified under a different category based on the guarantor’s capability to fulfill its obligation upon default or based on the value of collateralized assets. Also, factors such as borrowers’ credit rating, past due period, bankruptcy are reflected. In cases where more than two factors are presented, it is classified under the highest risk category. Based on aforementioned corporate credit evaluation model, borrowers’ rating are divided into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB —, BB+, BB, BB — , B+, B, B —, CCC, CC, C and D). From credit grade AAA to B are classified as normal, from credit grade B — to CCC are classified as precautionary, credit grade CC is classified as substandard, credit grade C is classified as doubtful and credits grade D is classified as estimated loss.
Kookmin Bank provides allowance for loss in accordance with loan loss rate by category as prescribed in the Supervisory Regulation. The loan loss rates for corporate loans range from 0.85(0.9% for loans to economy-sensitive industries) ~ 6.9% for normal, 7.0 ~ 19.9% for precautionary, 20 ~ 49.9% for substandard, 50 ~ 99.9% for doubtful and 100% for estimated loss. However, Kookmin Bank does not provide allowance for call loans, bonds purchased under resale agreements and inter-bank loans that are classified as normal pursuant to the Supervisory Regulation.
In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9% and 1.5 ~ 14.9% for normal, 10 ~19.9% and 15 ~ 19.9% for precautionary, 20 ~ 54.9 and 20 ~ 59.9% for substandard, 55 ~ 99.9% and 60 ~ 99.9% for doubtful, and 100% for estimated loss.
Pursuant to the Supervisory Regulation, Kookmin Bank provides allowance for losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and bills endorsed based on the credit classification, minimum rate of loss provision prescribed by the Supervisory Regulation and the cash conversion factor. In addition, Kookmin Bank provides allowance for unfunded commitments of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Supervisory Regulation.
In addition, when an allowance for loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principles generally accepted in the Republic of Korea, historical loss rate is reflected in the allowance for loan losses.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The method and data used for determining the allowance for loan losses based on historical loss rate by Kookmin Bank’s lending portfolios are as follows:

		Period of Historical	Period of
Lending Portfolios	Methodology	Loss Rate	Recovery Ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Household loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years
Based on the loan portfolios’ nature, lending period, recovery period, historical trend, and other economic factors, Kookmin Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.
Restructuring of Loans
The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Consolidated Company’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received is less than the book value of the loan (book value before allowances), the Consolidated Company first offsets the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans receivable that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans receivable are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Consolidated Company establishes additional allowances for the difference. Otherwise, the Consolidated Company reverses the allowances for loan losses.
Deferred Loan Origination Fees and Costs
The Consolidated Company defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method and added to or subtracted from interest income.
Valuation of Receivables and Payables at Present Value
Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.
Bonds under Resale or Repurchase Agreements
Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Consolidated Company purchases or sells securities under such agreements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Property and Equipment
Property and equipment are recorded at acquisition cost, production cost including incidental expenses or revalued amount. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to assets. If the asset was purchased at discount, the historical value of the asset will be recorded at net of discount amount.
Property and equipment are recorded as net of accumulated depreciation and impairment loss. Depreciation is computed based on the estimated useful lives of the assets and the depreciation methods as follows:

Items	Depreciation Method	Estimated Useful Life

Buildings and structures	Straight-line	34 ~ 40 years
Leasehold improvements	Declining balance	3 ~ 5 years
Equipment and vehicles	Straight-line, Declining balance	3 ~ 20 years
The Consolidated Company’s land is revalued periodically by an independent appraiser. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is first netted against accumulated other comprehensive income and the remainder is included in current operations.
The Consolidated Company accounts for lease transactions as either operating lease or capital lease, depending on the terms of the lease agreement. The Consolidated Company accounts for the lease contracts as capital lease when the risks and rewards of the leased assets are mostly transferred to itself. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incident to ownership. Generally, the financial leases are the leases that (1) on or before the expiration date, the ownership of leased asset will be transferred to the Consolidated Company, (2) the Consolidated Company has the bargain purchase option at the inception and it is certain that the Consolidated Company will exercise its bargain purchase option, (3) the lease period is more than 75% of the economic life of the leased assets, (4) at the inception, the present value of minimum lease payments discounted at the imputed interest rate is more than 90% of the fair value of the leased assets, or (5) the leased assets are not commonly usable.
Intangible Assets
Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized over the estimated economic useful lives of the related assets as follows:

Items	Amortization Method	Estimated Useful Life

Goodwill	Straight-line	5 ~ 9 years
Trademarks	Straight-line	3 ~ 20 years
Others	Straight-line	3 ~ 30 years
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The Consolidated Company recorded goodwill as a result of the merger between Kookmin Bank and H&CB, and the acquisition of the shares of KB Investment & Securities Co., Ltd. as the cost of the merger and acquisition exceeded the fair value of the net assets acquired. The Consolidated Company estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to agree with recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. However, reversal of impairment of goodwill is not allowed.
Securities Sold
In relation to the lending and borrowing of securities, borrowed securities are recognized only in the Consolidated Company’s memorandum accounts. When those securities are sold, the Consolidated Company recognizes corresponding securities as securities sold. The changes in fair value of securities sold are recorded as gain or loss on valuation of securities sold. The differences between book value and repurchase price of securities sold are accounted for as gain or loss from disposal of securities sold.
Amortization of Discounts (Premiums) on Debentures
Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.
Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow is made in the notes to the financial statements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Accrued Severance Benefits
Employees and directors with at least one year of service as of December 31, 2009, are entitled to receive a lump-sum payment upon termination of their employment with the Consolidated Company, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate their employment are included in other liabilities.
The severance benefits are funded through a severance insurance deposit for payment of severance benefits, and the account is deducted from accrued severance benefits. However, if the deposit exceeds accrued severance benefits, the Consolidated Company classify the excess deposit over accrued severance benefits as other investments.
Accounting for Derivative Instruments
The Consolidated Company accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.
The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income (loss) and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income (loss) is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income (loss) is added to or deducted from the asset or the liability.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Accounting for Share-based Payments
The terms of the arrangement for share-based payment transactions provide the Consolidated Company with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Kookmin Bank’s Board of Directors on August 23, 2005, to settle the transaction in cash, the compensation cost is recorded under other liabilities as accrued expense. The compensation cost of stock options granted before and after the effective date of the Statement of Korea Accounting Standards No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.
National Housing Fund
Kookmin Bank, as designated by the Korean government under the Housing Law (formerly Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Bank does not manage the new operations related to the NHF except for the operations of the existing funds.
Transactions with the Trust Accounts
Under the Financial Investment Services and Capital Markets Act, Kookmin Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts receive trust fees from the trust accounts for its management of trust assets and operations.
The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.
Income Tax Expense
Income tax expense includes the tax currently payable under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax liabilities, as long as there is no exception, are recognized for temporary differences, which will increase future taxable income, to the extent that it is probable that such deferred tax liabilities will be realized. Deferred tax assets are recognized for temporary differences which will decrease future taxable income and net operating loss carryforwards to the extent that it is probable that such deferred tax assets will be realized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity account.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Accounting for Foreign Currency Transactions and Translation
The Consolidated Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the basic rate of exchange on the transaction date. The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the basic rate of ~~W~~ 1,167.60 and ~~W~~ 1,257.50 to USD 1.00 on December 31, 2009 and 2008, respectively, as announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. dollars at the end of the reporting period. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the foreign exchange rate at the end of the reporting period as those branches independently keep accounting records denominated in local currencies.
Summary of Accounting Policies for the Consolidated Company’s Trust Accounts
The significant accounting policies on the trust account which guarantee principal amount are as follows:
Valuation of Debt Securities
Debt securities included in performance-based Trust Accounts are generally recorded at acquisition costs, which include additional costs and deduct accrued interest income for the period before acquisition, and are classified into five categories to provide allowance for possible credit losses in accordance with the credit rates of bonds issued by each company. Debt securities included in base price-based Trust Accounts are estimated by applying the average of base prices per bond closing on recent trading day announced by Korea Bond Pricing Co., Ltd. and KIS Pricing, Inc.
Allowance for Credit Losses
The trust accounts provide allowance for possible credit losses based on the minimum reserve level provided by Financial Supervisory Service Guidelines if the amounts are larger than allowances for possible credit losses based on historical loss rate of the trust accounts’ lending portfolios.
As required by Financial Supervisory Service Guidelines, the trust accounts determines the credit risk classification of corporate loans using a certain scale based on the Trust Accounts’ internal credit rating system, the Forward Looking Criteria (FLC), and other factors such as days in arrears, insolvency and result of financial transactions. Allowances are determined by applying the rates of each credit risk classification. The FLC credit rating criteria are divided into 17 categories (AAA, AA+, AA, A, BBB+, BBB, BBB—, BB+, BB, BB—, B+, B, B—, CCC, CC, C and D) and credit risk classification are as follows.

Credit Ratings

Normal	B (greater or equal)
Precautionary	B- or CCC
Substandard	CC
Doubtful	C
Estimated loss	D
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
However, the trust accounts classify corporate loans and consumer loans by considering the recoverable amounts of loans including delinquencies and bankruptcies. The rates used for determining the allowances for losses from corporate loans and consumer loans are as follows:

	Consumer Loans (%)	Corporate Loans (%)

Normal	1.00	0.85	[1]
Precautionary	10.00	7.00
Substandard	20.00	20.00
Doubtful	55.00	50.00
Estimated loss	100.00	100.00

[1]	0.90% for loans to economy-sensitive industries.
Also, the trust accounts provide additional allowance for relatively high-risk borrowings based on estimated recovery amount, liquidation amount, within the maximum allowance rate for each classification.
Special Reserve
Special reserve refers to the reserve accumulated upon acquisition of trust fee at 25% or more until the balance of special reserve reaches 5% of the trust accounts for the purpose of reserving unspecific trust accounts whose principle or income should be guaranteed. In cases where the principle of trust accounts needs to recover or the special reserve exceeds the limit, reversal of special reserve is recognized as income. When the purpose of special reserve no longer exists, it is recorded as trust fee.
Insurance Reserve of KB Life Insurance
KB Life Insurance provides various insurance reserves for payments, refunds, participating policyholders’ dividends and related cost in the future as follows:
Premium reserve refers to an amount calculated for the possible refund payment due to the cacellation of insurance policy from eligible policyholders. Premium reserve is calculated for each different insurance products.
Reserve for outstanding claims represents refunds, dividends and claims reported and unpaid as of the end of the reporting period.
Unearned premium reserve represents the unearned portion of quarterly, semi-annual and annual premiums as of the end of the reporting period.
Dividends held on deposit for policyholders represent amounts payable to policyholders due to interest rate difference guarantee, mortality gains, excess interest, expense gains and long-term contracts in accordance with the regulations or agreements.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
4. Cash and Due from Banks
Cash and due from banks as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Cash and checks (Note 29)	~~W~~	2,543,538	~~W~~	2,190,748
Foreign currencies (Notes 21 and 29)		265,114		272,521
Due from banks (Notes 21and 29)		6,960,481		5,852,928

	~~W~~	9,769,133	~~W~~	8,316,197

Due from banks as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	Interest (%)	2009		2008

Due from banks in won
Bank of Korea	—	~~W~~	5,597,119	~~W~~	3,906,568
SC First Bank and others	0.00 ~ 8.05		335,395		527,186
Korea Securities Finance Corp. and others	0.00 ~ 4.01		366,925		128,083

			6,299,439		4,561,837

Due from banks in foreign currencies
Bank of Korea	—		137,558		740,197
Korea Development Bank-Beijing branch and others	0.00 ~ 4.60		506,703		545,352

			644,261		1,285,549

Due from banks in gold
UBS AG London and others	—		16,781		5,542

		~~W~~	6,960,481	~~W~~	5,852,928

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Restricted due from banks as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008		Remarks

Due from banks in won
Bank of Korea	~~W~~	5,597,119	~~W~~	3,906,568	Required by Bank of Korea Act
SC First Bank and others		39,754		231	Pledged as collateral for the Borrowings
Korea Securities Finance Corp. and others		156,124		20,391	Required by Capital Market and Financial Investment Business Act and others
Korea Securities Finance Corp. and others		178,482		105,746	Derivatives margin accounts
Korea Securities Finance Corp. and others		414		258	Market entry deposit

		5,971,893		4,033,194

Due from banks in foreign curencies
Bank of Korea		137,558		740,197	Required by Bank of Korea Act
RBS Futures and others		20,890		101,150	Derivatives margin accounts and others
China Everbright Bank Hongai and others		19,273		20,760	China’s Foreign Bank Regulations
The National Bank of Cambodia		2,569		40,303	Cambodia’s local Law and others

		180,290		902,410

	~~W~~	6,152,183	~~W~~	4,935,604

Due from banks, classified by financial institutions as of December 31, 2009, are as follows:

(In millions of Korean won)	Due from Banks in Won		Due from Bank in Foreign Currencies		Due from Bank in Gold		Total

Bank of Korea	~~W~~	5,597,119	~~W~~	137,558	~~W~~	—	~~W~~	5,734,677
Other banks		335,395		485,893		16,781		838,069
Other financial institutions		366,925		20,810		—		387,735

	~~W~~	6,299,439	~~W~~	644,261	~~W~~	16,781	~~W~~	6,960,481

Due from banks, classified by financial institutions as of December 31, 2008, were as follows:

(In millions of Korean won)	Due from Banks in Won		Due from Bank in Foreign Currencies		Due from Bank in Gold		Total

Bank of Korea	~~W~~	3,906,568	~~W~~	740,197	~~W~~	—	~~W~~	4,646,765
Other banks		527,186		535,712		5,542		1,068,440
Other financial institutions		128,083		9,640		—		137,723

	~~W~~	4,561,837	~~W~~	1,285,549	~~W~~	5,542	~~W~~	5,852,928

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The maturities of due from banks as of December 31, 2009, are as follows:

			3 Months to		6 Months to		1 year to
(In millions of Korean won)	3 Months or Less		6 Months		1 Year		3 Years		More than 3 Years		Total

Due from banks in won	~~W~~	6,171,199	~~W~~	2,800	~~W~~	75,440	~~W~~	20,000	~~W~~	30,000	~~W~~	6,299,439
Due from banks in foreign currencies		629,424		13,319		—		—		1,518		644,261
Due from banks in gold		16,781		—		—		—		—		16,781

	~~W~~	6,817,404	~~W~~	16,119	~~W~~	75,440	~~W~~	20,000	~~W~~	31,518	~~W~~	6,960,481

The maturities of due from banks as of December 31, 2008, were as follows:

			3 Months to		6 Months to		1 year to
(In millions of Korean won)	3 Months or Less		6 Months		1 Year		3 Years		More than 3 Years		Total

Due from banks in won	~~W~~	4,297,601	~~W~~	35,600	~~W~~	127,056	~~W~~	70,160	~~W~~	31,420	~~W~~	4,561,837
Due from banks in foreign currencies		1,274,602		10,947		—		—		—		1,285,549
Due from banks in gold		5,542		—		—		—		—		5,542

	~~W~~	5,577,745	~~W~~	46,547	~~W~~	127,056	~~W~~	70,160	~~W~~	31,420	~~W~~	5,852,928

5. Securities
Securities as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Trading securities	~~W~~	6,763,635	~~W~~	7,643,501
Available-for-sale securities		21,893,966		17,475,496
Held-to-maturity securities		13,215,816		12,915,977
Equity method investments		662,231		950,294

	~~W~~	42,535,648	~~W~~	38,985,268

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of securities, excluding equity method investments, as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Trading Securities
Equity securities	~~W~~	162,387	~~W~~	126,818
Beneficiary certificates		121,792		222,161
Government and public bonds		1,979,776		2,059,779
Finance bonds		3,074,802		3,367,987
Corporate bonds		1,226,223		1,294,207
Asset-backed securities		150,900		502,444
Other securities		47,755		70,105

	~~W~~	6,763,635	~~W~~	7,643,501

Available-for-sale Securities
Equity securities	~~W~~	2,013,481	~~W~~	1,457,174
Equity investments		80,666		28,656
Beneficiary certificates		771,526		551,139
Government and public bonds		6,768,564		5,886,400
Finance bonds		5,913,474		5,698,588
Corporate bonds		3,916,076		3,438,338
Asset-backed securities		2,206,190		285,024
Other securities		223,989		130,177

	~~W~~	21,893,966	~~W~~	17,475,496

Held-to-maturity Securities
Government and public bonds	~~W~~	5,753,518	~~W~~	6,018,101
Finance bonds		2,717,461		2,761,625
Corporate bonds		4,502,840		3,904,258
Asset-backed securities		241,997		221,993
Other securities		—		10,000

	~~W~~	13,215,816	~~W~~	12,915,977

The fair values of trading and available-for-sale debt securities were determined by applying the average of base prices as of the end of the reporting period, provided by independent pricing services.
The fair values of the available-for-sale non-marketable equity securities, such as Korea Housing Guarantee Co., Ltd. and 47 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Merchant Marine Co., Ltd. and five others, were determined by the values provided by independent pricing services which measure fair value using appropriate valuation models based on professional judgment with verifiable inputs. The independent pricing services measure the fair values using more than one valuation models, such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model, depending on the characteristics the equity securities.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Non-marketable available-for-sale securities, which are not measured at fair value as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Consumer Credit Assistant Fund Co., Ltd.	~~W~~	55,059	~~W~~	—
Non-performing Asset Management Fund		17,654		23,650
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Megaball City		7,620		4,920
TStone 2nd Private Equity Fund		6,610		4,600
Eunpyeong New Town PFV Co., Ltd.		5,285		5,285
SK Inchon Oil Refinery Co., Ltd.		4,163		4,163
Future Book		2,000		—
G.I.T Co., Ltd.		1,639		1,639
HYSONIC Co., Ltd.		1,392		1,392
Bichae-Nuri Development		1,333		233
DACC Ltd.		1,272		1,272
CLS Group Holdings A.G		1,179		1,246
Tianjin Samsung Opto_Electronics		1,141		1,228
T&X Heavy Industries		1,067		—
Reyon Pharm. Co., Ltd.		1,060		1,060
Hankook AMC		1,000		—
Gyeonggi-KT GreenGrowth		1,000		—
Chase Securities Int’l( London )		939		1,012
Others		28,152		68,195

	~~W~~	162,711	~~W~~	143,041

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of impairment loss and reversal of impairment loss on available-for-sale securities and held-to-maturity securities for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, are as follows:

	2009				2008
			Reversal of				Reversal of
	Impairment		Impairment		Impairment		Impairment
(In millions of Korean won)	Loss		Loss		Loss		Loss

Available for sales securities
Equity securities	~~W~~	1,614	~~W~~	642	~~W~~	2,864	~~W~~	—
Debt securities		42,238		423		64,418		—

		43,852		1,065		67,282		—

Held-to-maturity securities
Debt securities		8,208		—		27,344		—

	~~W~~	52,060	~~W~~	1,065	~~W~~	94,626	~~W~~	—

Structured notes relating to stock, interest rate, and credit risk as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Structured notes relating to stock
Convertible bonds	~~W~~	—	~~W~~	892
Exchangeable bonds		5,948		5,392

		5,948		6,284

Structured notes relating to interest rate
Dual index FRN		30,000		30,000
Inverse FRN		—		20,000
Others		60,000		60,000

		90,000		110,000

Structured notes relating to credit risk
Synthetic CDO		529		2,797

	~~W~~	96,477	~~W~~	119,081

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Private beneficiary certificates as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008
Stocks	~~W~~	37,241	~~W~~	46,287
Government and public bonds		14,318		—
Corporate bonds		34,587		69
Call loans		68		19,491
Others		7,176		4,001

Total assets		93,390		69,848
Less: total liabilities		1,431		203

	~~W~~	91,959	~~W~~	69,645

The portfolio of securities, excluding equity method investments, by industry, as of December 31, 2009 and 2008, is as follows:

(In millions of Korean won)	2009			2008
	Amount		Percentage (%)	Amount		Percentage (%)

Trading securities
Government and government-invested public companies	~~W~~	2,707,445	40.03	~~W~~	2,597,750	33.99
Financial institutions		3,649,949	53.96		4,428,759	57.94
Others		406,241	6.01		616,992	8.07

	~~W~~	6,763,635	100.00	~~W~~	7,643,501	100.00

Available-for-sale securities
Government and government-invested public companies	~~W~~	8,454,066	38.61	~~W~~	7,449,476	42.63
Financial institutions		10,191,625	46.55		7,624,559	43.63
Others		3,248,275	14.84		2,401,461	13.74

	~~W~~	21,893,966	100.00	~~W~~	17,475,496	100.00

Held-to-maturity securities
Government and government-invested public companies	~~W~~	9,518,368	72.02	~~W~~	9,381,409	72.63
Financial institutions		3,228,245	24.43		3,251,765	25.18
Others		469,203	3.55		282,803	2.19

	~~W~~	13,215,816	100.00	~~W~~	12,915,977	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The portfolio of securities, excluding equity method investments, by security type, as of December 31, 2009 and 2008, is as follows:

	2009			2008
			Percentage			Percentage
(In millions of Korean won)	Amount		(%)	Amount		(%)

Trading securities
Stocks	~~W~~	162,387	2.40	~~W~~	126,818	1.66
Fixed rate bonds		6,422,978	94.97		7,238,385	94.70
Floating rate bonds		30,000	0.44		50,000	0.65
Beneficiary certificates		121,792	1.80		222,161	2.91
Others		26,478	0.39		6,137	0.08

	~~W~~	6,763,635	100.00	~~W~~	7,643,501	100.00

Available-for-sale securities
Stocks	~~W~~	2,013,481	9.20	~~W~~	1,457,174	8.34
Fixed rate bonds		15,780,574	72.08		14,137,204	80.90
Floating rate bonds		2,721,566	12.43		948,027	5.42
Subordinated bonds		302,588	1.38		223,119	1.28
Beneficiary certificates		771,526	3.52		551,139	3.15
Others		304,231	1.39		158,833	0.91

	~~W~~	21,893,966	100.00	~~W~~	17,475,496	100.00

Held-to-maturity securities
Fixed rate bonds	~~W~~	12,888,563	97.52	~~W~~	12,828,497	99.32
Floating rate bonds		67,200	0.51		76,588	0.59
Subordinated bonds		260,053	1.97		—	—
Convertible bonds		—	—		892	0.01
Others		—	—		10,000	0.08

	~~W~~	13,215,816	100.00	~~W~~	12,915,977	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The portfolio of securities, excluding equity method investments, by country, as of December 31, 2009 and 2008, is as follows:

	2009			2008
			Percentage			Percentage
(In millions of Korean won)	Amount		(%)	Amount		(%)

Trading securities
Korea	~~W~~	6,763,635	100.00	~~W~~	7,643,501	100.00

Available-for-sale securities
Korea	~~W~~	21,664,766	98.95	~~W~~	17,256,259	98.74
USA		206,066	0.94		179,404	1.03
UK		19,996	0.09		22,412	0.13
China		1,225	0.01		1,318	0.01
Switzerland		1,179	0.01		1,246	0.01
Others		734	0.00		14,857	0.08

	~~W~~	21,893,966	100.00	~~W~~	17,475,496	100.00

Held-to-maturity securities
Korea	~~W~~	13,214,454	99.99	~~W~~	12,905,677	99.92
USA		1,362	0.01		10,300	0.08

	~~W~~	13,215,816	100.00	~~W~~	12,915,977	100.00

The maturities of available-for-sale and held-to-maturity debt securities as of December 31, 2009, are as follows:

					Due After 5
			Due After 1		Years
	Due in 1 Year		Year Through		Through 10		More Than
(In millions of Korean won)	or Less		5 Years		Years		10 Years		Total

Available-for-sale securities
Fair value	~~W~~	7,408,625	~~W~~	9,673,759	~~W~~	774,604	~~W~~	1,942,831	~~W~~	19,799,819
Held-to-maturity securities
Book value		3,092,122		7,339,814		2,733,147		50,733		13,215,816
Fair value		3,108,095		7,072,298		2,471,757		40,509		12,692,659
The maturities of available-for-sale and held-to-maturity debt securities as of December 31, 2008, were as follows:

					Due After 5
			Due After 1		Years
	Due in 1 Year		Year Through		Through 10		More Than
(In millions of Korean won)	or Less		5 Years		Years		10 Years		Total

Available-for-sale securities
Fair value	~~W~~	3,732,883	~~W~~	11,584,842	~~W~~	526,640	~~W~~	145,301	~~W~~	15,989,666
Held-to-maturity securities
Book value		1,111,645		8,080,412		3,670,161		53,759		12,915,977
Fair value		1,118,288		8,233,996		3,775,583		55,455		13,183,322
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The valuation of equity method investments for the year ended December 31, 2009, follows:

												Gain
							Foreign					(Loss) on	Other
							Exchange					Valuation of	Compre-
			Acqui-				Trading					Equity	hensive		Impair-
(In millions of	Beginning		sition		Divi-		Income		Retained			Method	Income		ment				Ending
Korean won)	Balance		(disposal)		dends		(loss)		Earnings			Investments	(loss)		Loss		Others		Balance

Domestic stocks
KLB Securities Co., Ltd. [1,4]	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Jooeun Industrial Co., Ltd. [1,4]		—		—		—		—		—		—		—		—		—		—
Balhae Infrastructure Fund		108,194		5,670		(6,420)		—		—		7,180		—		—		—		114,624
Korea Credit Bureau Co., Ltd.		2,710		—		—		—		—		59		—		—		—		2,769
UAMCO., Ltd.		—		12,250		—		—		—		(258)		—		—		—		11,992

		110,904		17,920		(6,420)		—		—		6,981		—		—		—		129,385

Foreign stocks
Kookmin Bank Singapore Ltd. [3]		2,184		(2,184)		—		—		—		—		—		—		—		—
Kookmin Finance Asia Ltd. (HK) [3]		305		(305)		—		—		—		—		—		—		—		—
JSC Bank CenterCredit [5]		790,956		—		—		(177,605)		—		(39,458)		(369)		(100,352)		(305)		472,867
KB Investment & Securities Hong Kong Limited		1,335		1,240		—		—		—		(1,470)		(81)		—		—		1,024

		794,780		(1,249)		—		(177,605)		—		(40,928)		(450)		(100,352)		(305)		473,891

Equity Investments
KB06-1 Venture Investment Partnership		14,429		—		—		—		—		739		107		—		—		15,275
KB08-1 Venture Investment Partnership		7,378		22,500		—		—		—		1,210		—		—		—		31,088
Kookmin Investment Partnership No.16 [2]		46		(6)		—		—		—		—		—		—		—		40
Kookmin China Fund No.1[3]		303		(134)		(216)		—		—		47		—		—		—		—
KTTC Kookmin Venture Partnership No.1[3]		1,000		(1,000)		—		—		—		—		—		—		—		—
KB03-1 Venture Investment Fund [3]		1,315		(747)		—		—		—		(594)		26		—		—		—
NPS 05-6 KB Venture Fund		4,578		—		—		—		—		(2,179)		(127)		—		—		2,272
NPS 07-5 KB Venture Investment Partnership		5,079		—		—		—		—		261		63		—		—		5,403
09-5KB Venture Fund		—		2,000		—		—		—		(202)		—		—		—		1,798
KB03-1 Corporate Restructuring Fund [3]		4,505		(3,352)		—		—		—		(1,153)		—		—		—		—
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

												Gain
							Foreign					(Loss) on	Other
							Exchange					Valuation of	Compre-
			Acqui-				Trading					Equity	hensive		Impair-
(In millions of	Beginning		sition			Divi-	Income		Retained			Method	Income		ment				Ending
Korean won)	Balance		(disposal)			dends	(loss)		Earnings			Investments	(loss)		Loss		Others		Balance
KB06-1 Corporate Restructuring Fund [2]		1,150		—		—	—			—		(655)	—		—			—		495
NPS 06-5KB Corporate Restructuring Fund		4,827		(2,470)		(879)	—			—		976	120		—			—		2,574
KB-Glenwood Private Equity Fund 1		—		10		—	—			—		—	—		—			—		10

		44,610		16,801		(1,095)	—			—		(1,550)	189		—			—		58,955

	~~W~~	950,294	~~W~~	33,472	~~W~~	(7,515)	~~W~~	(177,605)	~~W~~	—	~~W~~	(35,497)	~~W~~	(261)	~~W~~	(100,352)	~~W~~	(305)	~~W~~	662,231

The valuation of equity method investments for the period from September 29, 2008 to December 31, 2008, follows:

												Gain (Loss)	Other
							Foreign					on Valuation	Compre-
							Exchange					of Equity	hensive
(In millions of Korean	Beginning			Acquisition			Trading		Retained			Method	Income		Ending
won)	Balance			(disposal)	Dividends		Income		Earnings			Investments	(loss)		Balance

Domestic stocks
ING Life Insurance Korea Co., Ltd.	~~W~~	148,545	~~W~~	(155,861)	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(632)	~~W~~	7,948	~~W~~	—
KLB Securities Co., Ltd. [1,4]		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. [1,4]		—		—		—		—		—		—		—		—
Balhae Infrastructure Fund		97,872		9,744		(2,325)		—		—		2,903		—		108,194
Korea Credit Bureau Co., Ltd.		2,530		—		—		—		—		180		—		2,710

		248,947		(146,117)		(2,325)		—		—		2,451		7,948		110,904

Foreign stocks
Kookmin Bank Singapore Ltd. [3]		1,812		—		—		372		—		—		—		2,184
Kookmin Finance Asia Ltd. (HK) [3]		253		—		—		52		—		—		—		305
Sorak Financial Holdings PTE Ltd.		92,720		(137,332)		—		13,442		—		464		30,706		—
JSC Bank CenterCredit [5]		—		817,539		—		60,380		(208)		(84,919)		(1,836)		790,956
KB Investment & Securities Hong Kong Limited		1,220		—		—		—		—		(147)		262		1,335

		96,005		680,207		—		74,246		(208)		(84,602)		29,132		794,780

Equity Investments
KB06-1 Venture Investment Partnership		—		14,668		—		—		—		(132)		(107)		14,429
KB08-1 Venture Investment Partnership		—		7,500		—		—		—		(122)		—		7,378
Kookmin Investment Partnership No.16 [2]		46		—		—		—		—		—		—		46
Kookmin China Fund No.1 [3]		303		—		—		—		—		—		—		303
KTTC Kookmin Venture Partnership No.1 [3]		1,000		—		—		—		—		—		—		1,000
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

												Gain (Loss)	Other
							Foreign					on Valuation	Compre-
							Exchange					of Equity	hensive
(In millions of Korean	Beginning		Acquisition				Trading		Retained			Method	Income		Ending
won)	Balance		(disposal)		Dividends		Income		Earnings			Investments	(loss)		Balance
KB03-1 Venture Investment Partnership [3]		2,200		(500)		(250)		—	—			(114)		(21)		1,315
NPS 05-6 KB Venture Partnership		4,500		—		—		—	—			125		(47)		4,578
NPS 07-5 KB Venture Partnership		3,757		1,000		—		—	—			322		—		5,079
KB03-1 Corporate Restructuring Fund [3]		4,340		—		—		—	—			165		—		4,505
KB06-1 Corporate Restructuring Fund [2]		1,160		—		—		—	—			(10)		—		1,150
NPS 06-5KB Corporate Restructuring Fund		4,861		—		—		—	—			(34)		—		4,827

		22,167		22,668		(250)		—	—			200		(175)		44,610

	~~W~~	367,119	~~W~~	556,758	~~W~~	(2,575)	~~W~~	74,246	~~W~~	(208)	~~W~~	(81,951)	~~W~~	36,905	~~W~~	950,294

[1]	Under the process of filing bankruptcy as of December 31, 2009.

[2]	Under liquidation as of December 31, 2009.

[3]	Liquidation process was completed during the year ended December 31, 2009.

[4]	The equity method is no longer applied to KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to their below zero book values resulting from their accumulated deficit. Their unrecognized accumulated deficit as of December 31, 2009, follows:

(In millions of Korean won)	2009		2008
KLB Securities Co., Ltd.	~~W~~	4,148	~~W~~	4,148
Jooeun Industrial Co., Ltd.		66,219		65,355

	~~W~~	70,367	~~W~~	69,503

[5]	The difference of ~~W~~ 460,212 million between the acquisition cost of the investment and the initial proportionate ownership in the net book value of the investment is amortized over five years using the straight-line method of which ~~W~~ 69,522 million was charged against earnings for the year ended December 31, 2009. Also, the impairment loss of ~~W~~ 100,352 million was recognized for the year ended December 31, 2009, which reduced the remaining balance to ~~W~~ 226,545 million as of December 31, 2009. In addition, loss on fair value hedge amounting to ~~W~~ 176,599 million is included in gain (loss) on foreign currency transactions.
Unaudited financial statements of equity method investees were used for the valuation of equity method investments as of December 31, 2009. The Consolidated Company performed analytical reviews, such as fluctuation analysis, to assess the reliability of those financial statements. In addition, the financial statements of JSC Bank CenterCredit, which were prepared in accordance with the generally accepted accounting principles of Kazakhstan, were adjusted under the equity method in conformity with the Korean generally accepted accounting principles. The adjustments resulted in a ~~W~~ 10,452 million decrease in net assets.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Securities provided as collateral as of December 31, 2009 and 2008, are as follows:

	2009				2008
			Collateral				Collateral
(In millions of Korean won)	Book Value		Amount		Book Value		Amount		Provided for

Korea Securities Depository & others	~~W~~	4,328,908	~~W~~	4,341,031	~~W~~	6,004,677	~~W~~	6,018,800	Bonds sold under repurchase agreements
Bank of Korea		1,385,931		1,420,000		2,460,173		2,510,000	Borrowings
Bank of Korea		575,164		586,800		321,361		331,500	Settlement risk
Samsung Futures & others		990,921		954,716		2,235,592		2,224,902	Derivative settlement
Korea Securities Depository & others		131,743		140,000		78,784		85,000	Securities lending and borrowing transactions
Others		2,120,648		2,085,023		1,387,907		1,352,461	Others

	~~W~~	9,533,315	~~W~~	9,527,570	~~W~~	12,488,494	~~W~~	12,522,663

Loaned securities as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008		Provided to

Government and public bonds	~~W~~	239,362	~~W~~	314,155	Korea Securities Finance Corp. and others
Stocks		30,285		23,077	Korea Securities Depository

	~~W~~	269,647	~~W~~	337,232

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
6. Loans Receivable
Loans receivable as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Call loans	~~W~~	446,589	~~W~~	157,983
Domestic import usance bill		2,354,936		2,444,897
Credit card receivables		11,382,545		11,526,024
Bills bought in foreign currencies		2,059,807		2,754,415
Bills bought in won		19,179		486,555
Bonds purchased under resale agreements		1,590,000		1,230,000
Loans		177,562,979		178,850,090
Factoring receivables		18		10,328
Advances for customers		44,581		73,140
Privately placed bonds		3,308,717		4,685,622
Loans for debt-equity swap		—		1,204

		198,769,351		202,220,258
Add: Deferred loan origination fees and costs		160,688		187,370
Less: Allowance for possible loan losses (Notes 7 and 8)		(3,532,146)		(3,477,442)

	~~W~~	195,397,893	~~W~~	198,930,186

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Loans receivable as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)		2009		2008

Loans in Won
Commercial	Working capital loans
	General purpose loans	~~W~~	40,704,835	~~W~~	40,994,684
	Notes discounted		604,481		792,529
	Overdraft accounts		283,190		486,254
	Trading notes		957,654		1,141,173
	Others		8,519,544		8,936,341

			51,069,704		52,350,981

	Facilities loans
	General facilities loans		18,428,467		15,857,250
	Others		1,684,730		1,666,511

			20,113,197		17,523,761

			71,182,901		69,874,742

Households	General purpose loans		51,585,539		51,411,328
	Housing loans		45,112,757		45,291,675
	Remunerations on mutual installment savings		28,900		48,431
	Others		471,568		430,716

			97,198,764		97,182,150

Public sector	Public operation loans		2,872,236		2,807,749
	Public facilities loans		161,439		50,090

			3,033,675		2,857,839

Other	Property formation loans		382		512
	Others		347,676		575,473

			348,058		575,985

			171,763,398		170,490,716

Loans in Foreign Currencies
	Domestic funding loans		4,511,760		7,007,131
	Off-shore funding loans		1,113,816		1,159,111
	Inter-bank loans		108,150		113,842
	Government funding loans		65,855		79,290

			5,799,581		8,359,374

		~~W~~	177,562,979	~~W~~	178,850,090

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Loans, classified by borrower type, as of December 31, 2009, are as follows:

			Loans in Foreign				Percentage
(In millions of Korean won)	Loans in Won		Currencies		Total		(%)

Large corporations	~~W~~	8,586,104	~~W~~	2,785,242	~~W~~	11,371,346	6.41
Small and medium-sized corporations		62,475,041		2,804,551		65,279,592	36.76
Households		97,496,582		51,840		97,548,422	54.94
Others		3,205,671		157,948		3,363,619	1.89

	~~W~~	171,763,398	~~W~~	5,799,581	~~W~~	177,562,979	100.00

Loans, classified by borrower type, as of December 31, 2008, were as follows:

			Loans in Foreign				Percentage
(In millions of Korean won)	Loans in Won		Currencies		Total		(%)

Large corporations	~~W~~	9,420,741	~~W~~	5,051,609	~~W~~	14,472,350	8.09
Small and medium-sized corporations		60,238,261		3,062,270		63,300,531	35.39
Households		97,716,663		45,379		97,762,042	54.66
Others		3,115,051		200,116		3,315,167	1.86

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	178,850,090	100.00

Loans receivable, classified by borrower’s country or region, as of December 31, 2009, are as follows:

			Loans
	Loans		Receivable in
	Receivable		Foreign						Percentage
(In millions of Korean won)	in Won		Currencies		Others		Total		(%)

Korea	~~W~~	171,763,398	~~W~~	5,000,510	~~W~~	21,020,204	~~W~~	197,784,112	99.50
Southeast Asia		—		9,530		57		9,587	0.00
China		—		23,111		—		23,111	0.01
Japan		—		611,978		90		612,068	0.31
Central and South America		—		27,890		1		27,891	0.02
USA		—		—		785		785	0.00
Others		—		126,562		185,235		311,797	0.16

	~~W~~	171,763,398	~~W~~	5,799,581	~~W~~	21,206,372	~~W~~	198,769,351	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Loans receivable, classified by borrower’s country or region, as of December 31, 2008, were as follows:

			Loans
	Loans		Receivable in
	Receivable		Foreign						Percentage
(In millions of Korean won)	in Won		Currencies		Others		Total		(%)

Korea	~~W~~	170,490,716	~~W~~	7,526,656	~~W~~	23,280,186	~~W~~	201,297,558	99.54
Southeast Asia		—		15,255		76		15,331	0.01
China		—		21,652		1		21,653	0.01
Japan		—		627,476		140		627,616	0.31
Central and South America		—		26,905		1		26,906	0.01
USA		—		13,423		915		14,338	0.01
Others		—		128,007		88,849		216,856	0.11

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258	100.00

Loans receivable, classified by industry, as of December 31, 2009, are as follows:

			Loans
	Loans		Receivable in
	Receivable		Foreign						Percentage
(In millions of Korean won)	in won		Currencies		Others		Total		(%)

Corporations
Financial institutions	~~W~~	1,486,311	~~W~~	224,736	~~W~~	2,327,105	~~W~~	4,038,152	2.03
Manufacturing		20,840,868		2,427,616		4,530,029		27,798,513	13.99
Services		31,805,366		2,326,980		1,327,266		35,459,612	17.84
Others		19,892,814		761,544		3,024,306		23,678,664	11.91
Households		97,496,582		51,840		9,975,008		107,523,430	54.09
Public sector		241,457		6,865		22,658		270,980	0.14

	~~W~~	171,763,398	~~W~~	5,799,581	~~W~~	21,206,372	~~W~~	198,769,351	100.00

Loans receivable, classified by industry, as of December 31, 2008, were as follows:

			Loans
	Loans		Receivable in
	Receivable		Foreign						Percentage
(In millions of Korean won)	in Won		Currencies		Others		Total		(%)

Corporations
Financial institutions	~~W~~	1,740,830	~~W~~	340,945	~~W~~	2,486,412	~~W~~	4,568,187	2.26
Manufacturing		19,494,811		3,459,033		6,155,235		29,109,079	14.39
Services		30,910,843		2,887,834		2,045,603		35,844,280	17.73
Others		20,407,530		1,618,039		2,659,636		24,685,205	12.21
Households		97,716,663		45,379		10,003,074		107,765,116	53.29
Public sector		220,039		8,144		20,208		248,391	0.12

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Loans to financial institutions as of December 31, 2009, are as follows:

			Other financial
(In millions of Korean won)	Bank		institutions		Total
Loans in won	~~W~~	—	~~W~~	1,486,311	~~W~~	1,486,311
Loans in foreign currencies		108,150		116,586		224,736
Others		2,057,741		269,364		2,327,105

	~~W~~	2,165,891	~~W~~	1,872,261	~~W~~	4,038,152

Loans to financial institutions as of December 31, 2008, were as follows:

			Other financial
(In millions of Korean won)	Bank		institutions		Total
Loans in won	~~W~~	—	~~W~~	1,740,830	~~W~~	1,740,830
Loans in foreign currencies		113,842		227,103		340,945
Others		1,416,784		1,069,628		2,486,412

	~~W~~	1,530,626	~~W~~	3,037,561	~~W~~	4,568,187

The credit rating on loans receivable as of December 31, 2009, is summarized as follows:

									Estimated
(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Call loans	~~W~~	446,589	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	446,589
Domestic import usance bill		2,274,804		56,488		13,572		379		9,693		2,354,936
Credit card receivables		11,146,955		144,398		2,782		42,477		45,933		11,382,545
Bills bought in foreign currency [1]		2,046,649		2,804		28,351		768		414		2,078,986
Bond purchased under resale agreements		1,590,000		—		—		—		—		1,590,000
Loans		172,097,023		3,261,715		1,228,105		625,508		350,628		177,562,979
Factoring receivables		18		—		—		—		—		18
Advances for customers		1,267		31,121		5,782		463		5,948		44,581
Privately placed bonds		3,258,316		31,570		18,529		—		302		3,308,717

	~~W~~	192,861,621	~~W~~	3,528,096	~~W~~	1,297,121	~~W~~	669,595	~~W~~	412,918	~~W~~	198,769,351

[1]	Bills bought in won included.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The credit rating on loans receivable as of December 31, 2008, was summarized as follows:

									Estimated
(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Call loans	~~W~~	157,983	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	157,983
Domestic import usance bill		2,370,176		41,554		17,280		6,382		9,505		2,444,897
Credit card receivables		11,245,960		175,432		3,336		48,647		52,649		11,526,024
Bills bought in foreign currency [1]		3,147,976		82,364		3,397		1,046		6,187		3,240,970
Bond purchased under resale agreements		1,230,000		—		—		—		—		1,230,000
Loans		173,932,831		2,613,385		1,503,569		429,786		370,519		178,850,090
Factoring receivables		10,328		—		—		—		—		10,328
Advances for customers		3,061		3,347		32,544		11,042		23,146		73,140
Privately placed bonds		4,637,277		9,900		35,797		—		2,648		4,685,622
Loans for debt-equity swap		—		—		—		—		1,204		1,204

	~~W~~	196,735,592	~~W~~	2,925,982	~~W~~	1,595,923	~~W~~	496,903	~~W~~	465,858	~~W~~	202,220,258

[1]	Bills bought in won included.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The maturities of loans receivables as of December 31, 2009, are as follows:

			Loans
	Loans		Receivable
	Receivable		in Foreign
(In millions of Korean won)	in Won		Currencies		Others		Total

Due in 3 months or less	~~W~~	24,015,864	~~W~~	883,738	~~W~~	13,664,311	~~W~~	38,563,913
Due after 3 months through 6 months		24,019,786		1,011,320		2,044,264		27,075,370
Due after 6 months through 1 year		37,894,257		985,066		1,905,628		40,784,951
Due after 1 year through 2 years		16,864,891		1,243,394		2,427,663		20,535,948
Due after 2 years through 3 years		11,415,298		272,738		657,667		12,345,703
Due after 3 years through 4 years		2,645,172		136,447		240,843		3,022,462
Due after 4 years through 5 years		2,664,892		241,264		36,354		2,942,510
Over 5 years		52,243,238		1,025,614		229,642		53,498,494

	~~W~~	171,763,398	~~W~~	5,799,581	~~W~~	21,206,372	~~W~~	198,769,351

The maturities of loans receivables as of December 31, 2008, were as follows:

			Loans
	Loans		Receivable
	Receivable		in Foreign
(in millions of Korean won)	in Won		Currencies		Others		Total

Due in 3 months or less	~~W~~	21,920,495	~~W~~	888,031	~~W~~	14,321,945	~~W~~	37,130,471
Due after 3 months through 6 months		21,708,340		1,594,493		3,073,283		26,376,116
Due after 6 months through 1 year		34,999,298		2,047,345		2,750,769		39,797,412
Due after 1 year through 2 years		20,386,110		1,023,578		1,565,711		22,975,399
Due after 2 years through 3 years		14,813,362		1,240,798		1,108,368		17,162,528
Due after 3 years through 4 years		3,298,804		231,628		63,247		3,593,679
Due after 4 years through 5 years		2,722,891		186,192		310,476		3,219,559
Over 5 years		50,641,416		1,147,309		176,369		51,965,094

	~~W~~	170,490,716	~~W~~	8,359,374	~~W~~	23,370,168	~~W~~	202,220,258

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The disposal of loans receivable for the year ended December 31, 2009, is as follows:

			Gain on		Loss on
	Loans		Disposal of		Disposal of
(In millions of Korean won)	Receivable		Loans		Loans

Korea Housing Finance Corporation	~~W~~	2,758,489	~~W~~	24,575	~~W~~	88
Hanyang Securities Co.Ltd.		676,800		18,776		—
Consumer Credit Assistant Fund Co., Ltd		1,206,745		42,948		50
Golden Bridge Capital Co., Ltd.		4,480		659		—
KB 13th Securitization Specialty Co. Ltd.		353,199		10,141		—
KB 14th Securitization Specialty Co. Ltd.		243,971		—		34,571
Gyeonggi Mutual Savings Bank		81,512		—		14,301
Hyundai Swiss Mutual Savings & Bank Co., Ltd.		50,484		—		3,970
Korea Asset Management Corporation		19,000		—		1,508
Others		20,129		31		2

	~~W~~	5,414,809	~~W~~	97,130	~~W~~	54,490

The disposal of loans receivable for the period from September 29, 2008 to December 31, 2008, was as follows:

			Gain on		Loss on
	Loans		Disposal of		Disposal of
(In millions of Korean won)	Receivable		Loans		Loans

Korea Housing Finance Corporation	~~W~~	214,096	~~W~~	4,488	~~W~~	43
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.		—		39		—
Woori Bank and others		260,300		92		—
KB 12th Securitization Specialty Co., Ltd.		172,601		—		33,833
Confidence Rehabilitation Fund Corp.		147,149		8,728		—
Deutsche Bank		10,797		3,238		—
NAU IB Capital		422		132		—

	~~W~~	805,365	~~W~~	16,717	~~W~~	33,876

Kookmin Bank pledged mortgage loans, credit card receivables and accounts receivable amounting to ~~W~~ 1,790,596 million, ~~W~~ 2,383,407 million (before deducting the related allowance) and ~~W~~ 296,712 million, respectively, as collaterals for issuing covered bonds.
The changes in deferred loan origination fees and costs for the year ended December 31, 2009, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Deferred loan origination fees and costs	~~W~~	187,370	~~W~~	49,594	~~W~~	76,276	~~W~~	160,688
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
7. Restructured Loans
The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs as of December 31, 2009, are as follows:

	Amount Before		Principal		Debt-Equity		Interest Rate		Extension
(In millions of Korean won)	Restructuring		Reduction		Swap[1]		Reduction		of Maturity

Workout	~~W~~	1,097,448	~~W~~	—	~~W~~	25,524	~~W~~	58,920	~~W~~	1,013,004
Others		29,347		6,888		2,178		—		20,281

	~~W~~	1,126,795	~~W~~	6,888	~~W~~	27,702	~~W~~	58,920	~~W~~	1,033,285

[1]	Number of shares to be issued as a result of debt-equity swap is not yet determined.
The loans that were restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs as of December 31, 2008, were as follows:

	Amount Before		Principal		Debt-Equity		Interest Rate		Extension
(In millions of Korean won)	Restructuring		Reduction		Swap[1]		Reduction		of Maturity

Workout	~~W~~	61,304	~~W~~	—	~~W~~	—	~~W~~	4,515	~~W~~	56,789
Others		10,326		51		2,410		—		7,865

	~~W~~	71,630	~~W~~	51	~~W~~	2,410	~~W~~	4,515	~~W~~	64,654

[1]	Number of shares to be issued as a result of debt-equity swap is not yet determined.
Changes in present value discounts of the restructured loans for the year ended December 31, 2009, are as follows:

	Remaining
(In millions of Korean won)	Principal		Beginning		Increase		Decrease		Ending

Court mediation	~~W~~	2,581	~~W~~	491	~~W~~	—	~~W~~	199	~~W~~	292
Workout		597,690		3,870		49,267		27,873		25,264
Others		20,658		1,229		3,827		2,210		2,846

	~~W~~	620,929	~~W~~	5,590	~~W~~	53,094	~~W~~	30,282	~~W~~	28,402

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Changes in the present value discounts of the restructured loans for the period from September 29, 2008 to December 31, 2008, were as follows:

	Remaining
(In millions of Korean won)	Principal		Beginning		Increase		Decrease		Ending

Court mediation	~~W~~	3,173	~~W~~	624	~~W~~	—	~~W~~	133	~~W~~	491
Workout		62,876		3,867		1,927		1,924		3,870
Others		25,626		1,573		592		936		1,229

	~~W~~	91,675	~~W~~	6,064	~~W~~	2,519	~~W~~	2,993	~~W~~	5,590

For loans that were restructured through interest rate reduction, the discount rate used to estimate the present value of the future cash flows for fixed rate loans is the effective interest rate at inception, and for floating rate loans, it is the interest rate that was applicable to the borrower at the loan origination date plus the credit spread at the date of the loan restructuring assuming the credit risk of the borrower is still valid at the date of restructuring. The difference between the book value and the present value is adjusted in the related allowances for loan losses.
8. Allowance for Credit Losses
The allowances for loan losses as of December 31, 2009, are as follows:

									Estimated
(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Domestic import usance bill
Provision amount	~~W~~	19,628	~~W~~	8,692	~~W~~	2,715	~~W~~	208	~~W~~	9,693	~~W~~	40,936
Provision ratio (%)		0.86		15.39		20.00		54.73		100.00		1.74
Credit card receivables
Provision amount		167,215		21,660		556		25,486		45,933		260,850
Provision ratio (%)		1.50		15.00		20.00		60.00		100.00		2.29
Bills bought [1]
Provision amount		17,687		383		13,804		475		414		32,763
Provision ratio (%)		0.86		13.66		48.69		61.87		100.00		1.57
Loans
Provision amount		1,623,419		453,767		294,968		430,541		350,629		3,153,324
Provision ratio (%)		0.94		13.91		24.02		68.83		100.00		1.78
Advances for customers
Provision amount		11		2,274		1,156		248		5,948		9,637
Provision ratio (%)		0.88		7.31		20.00		53.50		100.00		21.62
Privately placed bonds
Provision amount		28,307		2,210		3,818		—		301		34,636
Provision ratio (%)		0.87		7.00		20.61		—		100.00		1.05
Total
Provision amount		1,856,267		488,986		317,017		456,958		412,918		3,532,146
Provision ratio (%)		0.96		13.86		24.44		68.24		100.00		1.78

[1]	Bills bought in won included.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The allowances for loan losses as of December 31, 2008, were as follows:

									Estimated
(In millions of Korean won)	Normal		Precautionary		Substandard		Doubtful		Loss		Total

Domestic import usance bill
Provision amount	~~W~~	20,406	~~W~~	3,264	~~W~~	3,534	~~W~~	3,328	~~W~~	9,505	~~W~~	40,037
Provision ratio (%)		0.86		7.86		20.45		52.15		100.00		1.64
Credit card receivables
Provision amount		168,672		26,315		667		29,188		52,649		277,491
Provision ratio (%)		1.50		15.00		20.00		60.00		100.00		2.41
Bills bought[1]
Provision amount		27,062		15,409		679		582		6,187		49,919
Provision ratio (%)		0.86		18.71		20.00		55.57		100.00		1.54
Loans
Provision amount		1,637,934		379,118		375,024		257,340		370,519		3,019,935
Provision ratio (%)		0.94		14.51		24.94		59.88		100.00		1.69
Factoring receivables
Provision amount		480		—		—		—		—		480
Provision ratio (%)		4.64		—		—		—		—		4.64
Advances for customers
Provision amount		27		303		6,509		6,105		23,146		36,090
Provision ratio (%)		0.89		9.05		20.00		55.29		100.00		49.34
Privately placed bonds
Provision amount		41,553		813		7,272		—		2,648		52,286
Provision ratio (%)		0.90		8.21		20.31		—		100.00		1.12
Loans for debt-equity swap
Provision amount		—		—		—		—		1,204		1,204
Provision ratio (%)		—		—		—		—		100.00		100.00
Total
Provision amount		1,896,134		425,222		393,685		296,543		465,858		3,477,442
Provision ratio (%)		0.96		14.53		24.67		59.68		100.00		1.72

[1]	Bills bought in won included
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The changes in allowance for losses on loans and other assets for the years ended December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Beginning	~~W~~	3,766,179	~~W~~	2,847,867
Provision for loan losses		2,298,985		1,415,107
Transfer of other provisions		—		46
Collection of written-off loans		453,063		248,402
Repurchase of loans sold		7,015		1,151
Sales of loans		(129,946)		(18,394)
Written-off of loans		(2,351,845)		(753,259)
Debt-equity swap		(798)		—
Exemption of loans		(2,114)		(2,038)
Changes in exchange rates and others		(27,627)		27,297

Ending [1]	~~W~~	4,012,912	~~W~~	3,766,179

[1]	Includes present value discounts amounting to ~~W~~28,402 million and ~~W~~5,590 million as of December 31, 2009 and 2008, respectively, and allowance for other assets amounting to ~~W~~480,766 million and ~~W~~288,737 million, respectively.
The allowances for losses on other assets as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Suspense receivables	~~W~~	6,608	~~W~~	8,916
Uncollected guarantee deposits for rent		2,696		1,266
Settlement costs for financial accidents and others		30,352		83,312
Derivative instruments		384,476		74,489
Account receivables and others		56,634		120,754

	~~W~~	480,766	~~W~~	288,737

The allowance for possible loan losses compared to total loans receivable is summarized as follows:

(In millions of Korean won)	2009		2008

Loans	~~W~~	198,769,351	~~W~~	202,220,258
Allowance for loan losses		3,532,146		3,477,442
Percentage (%)		1.78		1.72
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
9. Property and Equipment
Property and equipment as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Property and equipment	~~W~~	5,440,760	~~W~~	5,390,949
Less: Accumulated depreciation		(2,084,818)		(1,867,892)
Accumulated impairment loss		(10,619)		(20,508)

	~~W~~	3,345,323	~~W~~	3,502,549

Property and equipment as of December 31, 2009, consist of:

					Accumulated
	Acquisition		Accumulated		Impairment
(In millions of Korean won)	Cost		Depreciation		Losses		Book Value

Land [1]	~~W~~	2,076,974	~~W~~	—	~~W~~	2,903	~~W~~	2,074,071
Buildings		1,173,815		252,736		7,716		913,363
Leasehold improvements		373,686		315,023		—		58,663
Equipment and vehicles		1,815,935		1,517,059		—		298,876
Construction in-progress		350		—		—		350

	~~W~~	5,440,760	~~W~~	2,084,818	~~W~~	10,619	~~W~~	3,345,323

Property and equipment as of December 31, 2008, consisted of:

					Accumulated
	Acquisition		Accumulated		Impairment
(In millions of Korean won)	Cost		Depreciation		Losses		Book Value

Land [1]	~~W~~	2,096,724	~~W~~	—	~~W~~	9,105	~~W~~	2,087,619
Buildings		1,169,536		229,560		11,403		928,573
Leasehold improvements		344,799		270,716		—		74,083
Equipment and vehicles		1,777,868		1,367,616		—		410,252
Construction in-progress		2,022		—		—		2,022

	~~W~~	5,390,949	~~W~~	1,867,892	~~W~~	20,508	~~W~~	3,502,549

[1]	The acquisition cost of land includes the net revaluation gain of ~~W~~1,090,922 million and ~~W~~1,094,246 million as of December 31, 2009 and 2008, respectively.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The changes in book value of property and equipment for the year ended December 31, 2009, are as follows:

					Replace-				Deprecia-		Impair-
(In millions of Korean won)	Beginning		Acquisition		ment		Disposal		tion		ment[1]		Others		Ending

Land	~~W~~	2,087,619	~~W~~	233	~~W~~	384	~~W~~	11,846	~~W~~	—	~~W~~	2,279	~~W~~	(40)	~~W~~	2,074,071
Buildings		928,573		715		20,379		6,267		27,174		2,709		(154)		913,363
Leasehold improvements		74,083		981		31,284		434		47,152		—		(99)		58,663
Equipment and vehicles		410,252		134,779		—		600		245,828		1		274		298,876
Construction in-progress		2,022		50,375		(52,047)		—		—		—		—		350

	~~W~~	3,502,549	~~W~~	187,083	~~W~~	—	~~W~~	19,147	~~W~~	320,154	~~W~~	4,989	~~W~~	(19)	~~W~~	3,345,323

[1]	Impairment loss on land ~~W~~1,152 million was offset against gain on revaluation.
The changes in book value of property and equipment for the period from September 29, 2008 to December 31, 2008, were as follows:

													Gain on
(In millions of			Acquisi-		Replace-				Deprecia-		Impair-		revalua-
Korean won)	Beginning		tion		ment		Disposal		tion		ment[1]		tion		Others		Ending

Land	~~W~~	988,540	~~W~~	4,240	~~W~~	2,266	~~W~~	242	~~W~~	—	~~W~~	53,365	~~W~~	1,145,969	~~W~~	211	~~W~~	2,087,619
Buildings		838,474		7,313		97,989		262		12,143		2,197		—		(601)		928,573
Leasehold improvements		69,009		1,100		33,664		23		29,826		—		—		159		74,083
Equipment and vehicles		327,168		234,215		124		2,559		148,208		—		—		(488)		410,252
Construction in-progress		25,503		110,562		(134,043)		—		—		—		—		—		2,022

	~~W~~	2,248,694	~~W~~	357,430	~~W~~	—	~~W~~	3,086	~~W~~	190,177	~~W~~	55,562	~~W~~	1,145,969	~~W~~	(719)	~~W~~	3,502,549

[1]	Impairment loss on land includes valuation loss of ~~W~~51,723 million from asset revaluation.
The value, published by the Ministry of Land, Transport and Maritime Affairs or local government, of the land held by Kookmin Bank was ~~W~~1,457,436 million and ~~W~~1,481,856 million as of December 31, 2009 and 2008, respectively.
Property and equipment insured as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008		Insurance Company

Buildings	~~W~~	730,878	~~W~~	1,113,569	Samsung Fire & Marine Insurance Co., Ltd. and others
Leasehold improvements		49,377		164,772	Samsung Fire & Marine Insurance Co., Ltd. and others
Equipment and vehicles and others		194,045		388,920	Samsung Fire & Marine Insurance Co., Ltd. and others

	~~W~~	974,300	~~W~~	1,667,261

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Kookmin Bank acquired the main frames and related equipment from IBM Korea, Inc. under a financial lease agreement and recorded them as property and equipment. The property and equipment under financial lease and financial lease obligations as of December 31, 2009, are as follows:
Property and equipment under financial lease:

(In millions of Korean won)	2009

Acquisition cost	~~W~~	33,045
Accumulated depreciation		10,577

Book value	~~W~~	22,468

Depreciation	~~W~~	9,912
Financial lease obligations:

	Annual Lease
(In millions of Korean won)	Payment		Interest		Principal
2010	~~W~~	26,470	~~W~~	25,502	~~W~~	968
2011		183		145		38
2012		154		124		30
2013		210		189		21
2014		277		269		8

	~~W~~	27,294	~~W~~	26,229	~~W~~	1,065

As of December 31, 2009, Kookmin Bank plans to obtain additional financial lease amounting to ~~W~~63,441 million according to the above financial lease agreement.
As of December 31, 2008, Kookmin Bank revalued its land, the book value of which was recorded at the revalued amount. The revalued amount of land was determined from market-based evidence which was obtained from independent appraisal institutes. As a result of the revaluation, gain on revaluation of ~~W~~1,145,969 million was credited to accumulated other comprehensive income, net of tax amounting to ~~W~~252,113 million, and loss on revaluation of ~~W~~51,723 million was charged to current earnings.
As of December 31, 2009 and 2008, the book value of Kookmin Bank’s land that would have been carried under the cost model, is ~~W~~980,697 million and ~~W~~992,826 million, respectively.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
10. Other Assets
Other assets as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Guarantee deposits paid	~~W~~	1,498,639	~~W~~	1,438,480
Accounts receivable (Note 20)		3,609,975		5,241,945
Accrued income (Note 3)		1,153,810		1,271,329
Prepaid expenses		178,506		111,940
Deferred tax assets (Note 23)		22,671		14,633
Derivatives assets (Note 20)		3,367,682		8,385,602
Domestic exchange settlement debits		639,646		547,746
Due from trust accounts		263,918		241,956
Intangible assets, net (Note 10)		318,597		412,897
Miscellaneous assets (Note 10)		547,775		436,800

		11,601,219		18,103,328
Less : Allowances for losses (Note 8)		(480,766)		(288,737)

	~~W~~	11,120,453	~~W~~	17,814,591

Intangible assets as of December 31, 2009 and 2008, consist of:

	2009						2008
	Acquisition		Accumulated				Acquisition		Accumulated
(In millions of Korean won)	Cost		Amortization		Book Value		Cost		Amortization		Book Value

Goodwill	~~W~~	810,971	~~W~~	674,215	~~W~~	136,756	~~W~~	809,556	~~W~~	572,869	~~W~~	236,687
Others		389,193		207,352		181,841		311,117		134,907		176,210

	~~W~~	1,200,164	~~W~~	881,567	~~W~~	318,597	~~W~~	1,120,673	~~W~~	707,776	~~W~~	412,897

The changes in intangible assets for the year ended December 31, 2009, are as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Goodwill	~~W~~	236,687	~~W~~	1,415	~~W~~	101,346	~~W~~	136,756
Other intangible assets		176,210		78,271		72,640		181,841

	~~W~~	412,897	~~W~~	79,686	~~W~~	173,986	~~W~~	318,597

The changes in intangible assets for the period from September 29, 2008 to December 31, 2008, were as follows:

(In millions of Korean won)	Beginning		Increase		Decrease		Ending

Goodwill	~~W~~	287,254	~~W~~	—	~~W~~	50,567	~~W~~	236,687
Other intangible assets		127,266		75,276		26,332		176,210

	~~W~~	414,520	~~W~~	75,276	~~W~~	76,899	~~W~~	412,897

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Kookmin Bank acquired the main frames and related intangible assets from IBM Korea, Inc. under a financial lease agreement and recorded them as other intangible assets.
The other intangible assets under financial lease as of December 31, 2009, are as follows:

(In millions of Korean won)	2009

Acquisition cost	~~W~~	13,656
Accumulated amortization		2,465

Book value	~~W~~	11,191

Amortization	~~W~~	2,292
Details of related financial lease obligations for other intangible assets under financial lease are described in Note 9.
Miscellaneous assets as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Receivables on cash sent to other banks	~~W~~	—	~~W~~	200
Supplies		24,419		21,394
Deposit money to court		3,087		25,169
Unsettled foreign currency		16,586		12,005
Suspense receivable		168,228		206,416
Others		335,455		171,616

	~~W~~	547,775	~~W~~	436,800

11. Deposits
Deposits as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Demand deposits	~~W~~	52,738,778	~~W~~	48,048,810
Time deposits		96,619,849		89,186,727
Negotiable certificates of deposits		23,081,256		24,974,835

	~~W~~	172,439,883	~~W~~	162,210,372

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Deposits as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Demand deposits
Demand deposits in won
Checking deposits	~~W~~	586,464	~~W~~	338,567
Household checking deposits		403,602		357,108
Temporary deposits		2,855,258		3,006,480
Passbook deposits		17,909,720		15,027,094
Public fund deposits		158,275		168,583
National Treasury deposits		4,187		4,796
General savings deposits		19,993,982		16,799,177
Corporate savings deposits		9,015,528		10,513,576
Nonresident’s deposit in won		69,082		76,341
Nonresident’s ‘free-won’ account		39,777		209,633
Others		207,016		134,448

		51,242,891		46,635,803

Demand deposits in foreign currencies
Checking deposits		79,459		73,441
Passbook deposits		1,364,828		1,318,822
Temporary deposits		16,466		12,481
Others		18,579		1,999

		1,479,332		1,406,743

Gold deposits		16,555		6,264

		52,738,778		48,048,810

Time deposits
Time deposits in won
Time deposits		78,842,862		73,265,491
Installment savings deposit		5,418,023		2,904,780
Property formation savings		396		423
Workers’ savings for housing		2		2
Nonresident’s deposits in won		263,915		261,429
Nonresident’s ‘free-won’ account		101,002		105,351
Long-term savings deposits for workers		2,304		2,658
Long-term housing savings deposits		3,789,455		3,640,452
Long-term savings for households		523		1,495
Workers’ preferential savings deposits		2,535		4,465
Mutual installment deposits		1,789,963		1,865,480
Mutual installment for housing		1,900,618		2,333,389
Others		2,845,699		3,315,111

		94,957,297		87,700,526
Gain on valuation of fair value hedged item (current year portion)		(1,724)		(9,965)
Gain on valuation of fair value hedged item(prior year portion)		(9,965)		—

		94,945,608		87,690,561

Time deposits in foreign currencies
Time deposits		1,668,685		1,467,778
Installment savings deposits		480		423
Others		5,076		27,965

		1,674,241		1,496,166

		96,619,849		89,186,727

Negotiable certificates of deposits		23,081,256		24,974,835

	~~W~~	172,439,883	~~W~~	162,210,372

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Deposits made by financial institutions as of December 31, 2009 and 2008, are as follows:

	Financial
(In millions of Korean won)	Institutions	2009		2008

Demand deposits & time deposits	Banks	~~W~~	5,294,382	~~W~~	7,677,089
	Others		16,086,571		9,339,655

			21,380,953		17,016,744

Negotiable certificates of deposit	Banks		852,910		224,455
	Others		3,466,074		6,946,791

			4,318,984		7,171,246

		~~W~~	25,699,937	~~W~~	24,187,990

The maturities of deposits as of December 31, 2009, are as follows:

			Due after 3		Due After 6		Due After 1
	Due in 3		Months Through 6		Months Through		year Through 3		More Than 3
(In millions of Korean won)	Months or Less		Months		1 Year		years		Years		Total

Demand deposits	~~W~~	52,738,778	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	52,738,778
Time deposits		36,812,815		12,355,846		37,407,932		4,803,330		5,239,926		96,619,849
Negotiable certificate of deposits		15,455,997		3,336,047		4,103,361		185,851		—		23,081,256

	~~W~~	105,007,59	~~W~~	15,691,893	~~W~~	41,511,293	~~W~~	4,989,181	~~W~~	5,239,926	~~W~~	172,439,883

The maturities of deposits as of December 31, 2008, were as follows:

			Due after 3		Due After 6		Due After 1
	Due in 3		Months Through 6		Months Through		year Through 3		More Than 3
(In millions of Korean won)	Months or Less		Months		1 Year		years		Years		Total

Demand deposits	~~W~~	48,048,810	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	48,048,810
Time deposits		34,058,284		11,761,258		32,168,571		5,357,579		5,841,035		89,186,727
Negotiable certificate of deposits		11,026,333		6,707,094		6,982,786		258,622		—		24,974,835

	~~W~~	93,133,427	~~W~~	18,468,352	~~W~~	39,151,357	~~W~~	5,616,201	~~W~~	5,841,035	~~W~~	162,210,372

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
12. Debts
Debts as of December 31, 2009 and 2008, consist of:

(In millions of Korean won)	2009		2008

Call money	~~W~~	1,364,516	~~W~~	3,443,811
Bills sold		64,839		191,435
Bonds sold under repurchase agreements		2,605,562		4,978,020
Securities sold		1,346,911		326,675
Borrowings		10,327,974		11,449,296
Debentures, net of discount of ~~W~~59,117 (2008: ~~W~~84,698)		38,783,481		43,106,243

	~~W~~	54,493,283	~~W~~	63,495,480

Call money as of December 31, 2009 and 2008, consist of:

		Annual
		Interest
(In millions of Korean won)	Lender	Rates (%)	2009		2008

Call money in won	Samsung Life Insurance Co., Ltd. and others	1.60 ~ 2.10	~~W~~	217,100	~~W~~	1,306,000
Call money in foreign currencies	Centralbank Uzbekistan and others	0.20 ~ 2.95		1,147,416		2,137,811

			~~W~~	1,364,516	~~W~~	3,443,811

Bills sold, bonds sold under repurchase agreements, and securities sold as of December 31, 2009 and 2008, consist of the following:

		Annual
		Interest
(In millions of Korean won)	Lender	Rates (%)	2009		2008

Bills sold	Teller’s Sales	1.20 ~ 5.30	~~W~~	64,839	~~W~~	191,435
Bonds sold under repurchase agreements	Individuals, group & corporations	1.29 ~ 7.40		2,605,562		4,978,020
Securities sold	Korea Securities Depository and others	—		1,346,911		326,675

			~~W~~	4,017,312	~~W~~	5,496,130

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Borrowings as of December 31, 2009 and 2008, consist of:

		Annual
		Interest
(In millions of Korean won)	Lender	Rate (%)	2009		2008

Borrowings in won
Borrowings from the Bank of Korea	Bank of Korea	1.25	~~W~~	1,343,725	~~W~~	796,205
Borrowings from the Korean Government	Ministry of Strategy and Finance and others	0.00 ~ 5.00		674,272		697,860
Borrowings from banking institutions	Industrial Bank of Korea and others	3.44 ~ 6.33		71,327		201,368
Borrowings from National Housing Fund	National Housing Fund	3.00		2,429		30,429
Borrowings from non-banking financial institutions	Korea Development Bank	2.00 ~ 3.77		47,406		45,471
Other borrowings	Small & Medium Business Corporation and others	0.00 ~ 7.49		2,012,615		1,692,013

				4,151,774		3,463,346

Borrowings in foreign currencies
Due to banks	ING Bank N.V Amsterdam and others	0.00 ~ 5.36		235,046		137,985
Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.22 ~ 4.20		3,175,578		3,746,959
Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.45 ~ 6.33		1,313,154		1,428,997
Borrowings from other financial institutions	—	—		—		957,492
Other borrowings	JP Morgan Chase Bank N.A and others	—		1,452,422		1,714,517

				6,176,200		7,985,950

			~~W~~	10,327,974	~~W~~	11,449,296

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Debentures as of December 31, 2009 and 2008, consist of:

	Annual Interest
(In millions of Korean won)	Rate (%)	2009		2008

Debentures in won
Hybrid debentures	6.46 ~ 8.50	~~W~~	1,100,000	~~W~~	898,563
Structured debentures	4.29 ~ 12.00		3,903,238		4,199,849
Subordinated fixed rate debentures in won	4.19 ~ 9.65		7,972,273		8,195,754
Fixed rate debentures	2.73 ~ 7.95		21,472,646		25,726,626
Floating rate debentures	3.21 ~ 3.36		280,000		260,000

			34,728,157		39,280,792
Loss(gain) on valuation of fair value hedged items (current year portion) [1]			(249,505)		190,176
Loss(gain) on valuation of fair value hedged items (prior year portion) [1]			167,195		—

			34,645,847		39,470,968
Less: Discounts on debentures			(29,519)		(58,578)

			34,616,328		39,412,390

Debentures in foreign currencies
Fixed rates debentures	2.05 ~ 7.25		1,840,344		141,209
Floating rates debentures	0.44 ~ 5.57		2,462,677		3,577,845

			4,303,021		3,719,054
Loss(gain) on valuation of fair value hedged items (current year portion)			(107,189)		919
Loss(gain) on valuation of fair value hedged items (prior year portion)			919		—

			4,196,751		3,719,973
Less: Discounts on debentures			(29,598)		(26,120)

			4,167,153		3,693,853

		~~W~~	38,783,481	~~W~~	43,106,243

[1]	The Consolidated Company amortized ~~W~~36 million as interest expense due to the discontinuance of interest rate hedge accounting for the year ended December 31, 2009. In addition, the Consolidated Company recognized a gain of ~~W~~22,981 million on the early redemption of fair value hedged items for the year ended December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Hybrid debentures and subordinated debentures as of December 31, 2009 and 2008, are as follows:

(In millions			Annual Interest
of Korean won)	Issued Date	Expiration Date	Rate (%)	2009		2008

Subordinated fixed rate debentures in won	March 2000 ~ February 2004 November 1998	March 2005 ~ August 2009 November 2009	— —	~~W~~	24,782 —	~~W~~	1,227,363 20,900
	November 2000	November 2010	9.57 ~ 9.65		162,051		162,051
	September 2002	March 2010 ~ March 2013	6.51 ~ 6.70		242,637		242,637
	November 2002	May 2010 ~ May 2013	6.27 ~ 6.55		158,102		158,102
	December 2002	June 2010 ~ December 2014	6.40 ~ 6.65		170,370		170,370
	October 2003	January 2011 ~ January 2014	5.33 ~ 5.60		92,490		92,490
	February 2004	August 2011 ~ August 2014	5.84 ~ 6.16		63,202		63,202
	September 2004	December 2018	5.12		57,784		57,784
	December 2004	June 2010	4.19 ~ 4.20		700,000		700,000
	March 2006	January 2012	5.67 ~ 5.70		1,900,855		1,900,855
	August 2008	February 2014 ~ February 2016	7.38 ~ 7.51		500,000		500,000
	September 2008	March 2014	7.45		23,747		23,747
	September 2008	March 2014	7.45		182,215		182,215
	September 2008	March 2014	7.45		221,186		221,186
	October 2008	April 2014	7.45		43,787		43,787
	October 2008	April 2014	7.45		17,923		17,923
	October 2008	April 2014	7.45		10,784		10,784
	October 2008	April 2014	7.45		358		358
	November 2008	May 2014	7.70		111,317		111,317
	November 2008	May 2014	7.70		185,376		185,376
	November 2008	May 2014	7.70		211,978		211,978
	November 2008	May 2014	7.70		229,730		229,730
	November 2008	May 2014	7.70		191,839		191,839
	November 2008	May 2014	7.70		102,784		102,784
	November 2008	May 2014	7.70		177,383		177,383
	November 2008	May 2014	7.70		167,721		167,721
	November 2008	May 2014	7.70		83,939		83,939
	November 2008	May 2014	7.70		37,933		37,933
	December 2008	June 2014	7.30		287,769		287,769
	December 2008	March 2014~ June 2014	7.30 ~ 7.70		381,212		381,212
	December 2008	June 2014	7.30		104,079		104,079
	December 2008	June 2014	7.30		73,100		73,100
	December 2008	March 2014~ June 2014	7.30 ~ 7.70		53,840		53,840
	April 2009	October 2014	5.70		293,923		—
	April 2009	October 2014	5.70		144,481		—
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

(In millions			Annual Interest
of Korean won)	Issued Date	Expiration Date	Rate (%)	2009		2008

	April 2009	October 2014	5.70		118,241		—
	April 2009	October 2014	5.70		126,369		—
	April 2009	October 2014	5.70		77,155		—
	April 2009	October 2014	5.70		113,470		—
	April 2009	October 2014	5.70		64,559		—
	April 2009	October 2014	5.70		61,802		—

				~~W~~	7,972,273	~~W~~	8,195,754

Hybrid debentures	June 2003 ~ October 2003	December 2008 ~ April 2009	—	~~W~~	—	~~W~~	798,563
	December 2008	December 2038	8.50		100,000		100,000
	March 2009	March 2039	6.46		1,000,000		—

				~~W~~	1,100,000	~~W~~	898,563

Call money and borrowings from financial institutions as of December 31, 2009, are as follows:

(In millions
of Korean won)	Bank of Korea		Other Banks		Others		Total

Call money	~~W~~	—	~~W~~	1,224,416	~~W~~	140,100	~~W~~	1,364,516
Borrowings		1,343,725		6,244,465		182,420		7,770,610

	~~W~~	1,343,725	~~W~~	7,468,881	~~W~~	322,520	~~W~~	9,135,126

Call money and borrowings from financial institutions as of December 31, 2008, were as follows:

(In millions
of Korean won)	Bank of Korea		Other Banks		Others		Total

Call money	~~W~~	1,509,000	~~W~~	468,808	~~W~~	1,466,003	~~W~~	3,443,811
Borrowings		796,205		6,272,786		2,097,384		9,166,375

	~~W~~	2,305,205	~~W~~	6,741,594	~~W~~	3,563,387	~~W~~	12,610,186

The maturities of debts as of December 31, 2009, are as follows:

	Due in		Due after		Due after		Due after
(In millions	3 Months		3 Months through		6 Months through		1 Year through		Over 3
of Korean won)	or Less		6 Months		1 Year		3 Years		Years		Total

Call money	~~W~~	1,341,225	~~W~~	23,291	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,364,516
Bills sold		60,404		4,268		167		—		—		64,839
Bonds sold under repurchase agreements		1,677,882		582,347		345,333		—		—		2,605,562
Securities sold		3,161		127,100		1,216,650		—		—		1,346,911
Borrowings		4,150,475		1,523,816		1,384,064		1,990,076		1,279,543		10,327,974
Debentures		2,445,429		4,247,086		8,550,296		12,210,997		11,388,790		38,842,598

	~~W~~	9,678,576	~~W~~	6,507,908	~~W~~	11,496,510	~~W~~	14,201,073	~~W~~	12,668,333	~~W~~	54,552,400

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The maturities of debts as of December 31, 2008, were as follows:

			Due after		Due after		Due after
	Due in		3 Months		6 Months		1 Year
	3 Months		through		through		through		Over 3
(In millions of Korean won)	or Less		6 Months		1 Year		3 Years		Years		Total

Call money	~~W~~	3,443,811	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,443,811
Bills sold		182,442		7,198		1,795		—		—		191,435
Bonds sold under repurchase agreements		3,395,563		1,054,642		527,650		165		—		4,978,020
Securities sold		—		—		326,675		—		—		326,675
Borrowings		6,067,117		1,080,097		1,417,091		1,468,649		1,416,342		11,449,296
Debentures		4,293,980		2,389,447		4,319,344		18,609,211		13,578,959		43,190,941

	~~W~~	17,382,913	~~W~~	4,531,384	~~W~~	6,592,555	~~W~~	20,078,025	~~W~~	14,995,301	~~W~~	63,580,178

13. Accrued Severance Benefits
The changes in accrued severance benefits for the year ended December 31, 2009, are as follows:

							Other
(In millions of Korean won)	Beginning		Provision		Payment		Changes[1]		Ending

Accrued severance benefits	~~W~~	848,459	~~W~~	165,204	~~W~~	421,404	~~W~~	(263)	~~W~~	591,996
Severance insurance deposits [2]		(569,152)		(160,486)		(312,398)		223		(417,017)
Deposits to the National Pension Fund		(55)		—		(5)		—		(50)

	~~W~~	279,252	~~W~~	4,718	~~W~~	109,001	~~W~~	(40)	~~W~~	174,929

The changes in accrued severance benefits for the period from September 29, 2008 to December 31, 2008, were as follows:

							Other
(In millions of Korean won)	Beginning		Provision		Payment		Changes[1]		Ending

Accrued severance benefits	~~W~~	786,330	~~W~~	95,757	~~W~~	36,860	~~W~~	3,232	~~W~~	848,459
Severance insurance deposits		(482,548)		(93,493)		(8,889)		(2,000)		(569,152)
Deposits to the National Pension Fund		(89)		—		(34)		—		(55)

	~~W~~	303,693	~~W~~	2,264	~~W~~	27,937	~~W~~	1,232	~~W~~	279,252

[1]	Other changes consist of loss (gain) from foreign currency translation of accrued severance benefits in Tokyo branch and overseas subsidiaries and of the effect from the changes in the scope of consolidation.

[2]	The beginning and ending balances for the year ended December 31, 2009, include ~~W~~9,573 million and ~~W~~7,975 million, respectively, of pension plan assets.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Pension plan assets consist of:

(In millions of Korean won)	2009		2008

Cash and cash equivalent	~~W~~	1,098	~~W~~	439
Time deposits		8,475		7,536

	~~W~~	9,573	~~W~~	7,975

As of December 31, 2009, some parts of severance benefits were contributed to the pension fund at the election of defined benefit pension plan, while some other parts were deposited to the retirement insurance covered by Kyobo Life Insurance Co., Ltd. In addition, for the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, the provision on severance benefits for employees and directors under the defined contribution pension plan amounts to ~~W~~2,212 million and ~~W~~990 million, respectively.
14. Acceptances and Guarantees, and Allowances for Losses
Acceptances and guarantees as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Confirmed acceptances and guarantees in won
Payment guarantee for issuance of debentures	~~W~~	890	~~W~~	1,364
Payment guarantee for loans		82,373		159,800
Others		2,022,326		2,328,337

		2,105,589		2,489,501

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		395,410		329,813
Acceptances for letters of guarantee for importers		71,322		70,235
Guarantees for performance of contracts		530,366		631,697
Guarantees for bids		47,406		32,146
Guarantees for borrowings		216,424		269,468
Guarantees for repayment of advances		3,844,148		3,465,058
Others		1,125,974		1,819,008

		6,231,050		6,617,425

		8,336,639		9,106,926

Unconfirmed acceptances and guarantees
Letters of credit		5,181,392		6,821,736
Others		2,678,712		3,127,334

		7,860,104		9,949,070

Bills endorsed		23,902		—

	~~W~~	16,220,645	~~W~~	19,055,996

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Acceptances and guarantees, by customer, as of December 31, 2009, are as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Large corporations	~~W~~	6,250,557	~~W~~	6,460,340	~~W~~	19,276	~~W~~	12,730,173	78.48
Small and medium corporations		2,072,881		1,366,651		4,605		3,444,137	21.23
Public sector and others		13,201		33,113		21		46,335	0.29

	~~W~~	8,336,639	~~W~~	7,860,104	~~W~~	23,902	~~W~~	16,220,645	100.00

Acceptances and guarantees, by customer, as of December 31, 2008, were as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Large corporations	~~W~~	6,278,303	~~W~~	7,718,398	~~W~~	—	~~W~~	13,996,701	73.45
Small and medium corporations		2,808,011		2,200,403		—		5,008,414	26.28
Public sector and others		20,612		30,269		—		50,881	0.27

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	—	~~W~~	19,055,996	100.00

Acceptances and guarantees, by industry, as of December 31, 2009, are as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Public sector	~~W~~	363	~~W~~	2,948,404	~~W~~	—	~~W~~	2,948,767	18.18
Finance		926,299		72,819		—		999,118	6.16
Service		336,953		37,644		—		374,597	2.31
Manufacturing		5,370,410		3,853,683		15,398		9,239,491	56.96
Others		1,702,614		947,554		8,504		2,658,672	16.39

	~~W~~	8,336,639	~~W~~	7,860,104	~~W~~	23,902	~~W~~	16,220,645	100.00

Acceptances and guarantees, by industry, as of December 31, 2008, were as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Public sector	~~W~~	29,678	~~W~~	3,270,823	~~W~~	—	~~W~~	3,300,501	17.32
Finance		1,360,012		106,720		—		1,466,732	7.70
Service		669,798		54,132		—		723,930	3.80
Manufacturing		5,212,696		5,870,621		—		11,083,317	58.16
Others		1,834,742		646,774		—		2,481,516	13.02

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	—	~~W~~	19,055,996	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Acceptances and guarantees, by country, as of December 31, 2009, are as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Korea	~~W~~	7,637,022	~~W~~	7,852,931	~~W~~	23,902	~~W~~	15,513,855	95.64
Others		699,617		7,173		—		706,790	4.36

	~~W~~	8,336,639	~~W~~	7,860,104	~~W~~	23,902	~~W~~	16,220,645	100.00

Acceptances and guarantees, by country, as of December 31, 2008, were as follows:

					Bills				Percentage
(In millions of Korean won)	Confirmed		Unconfirmed		Endorsed		Total		(%)

Korea	~~W~~	7,980,784	~~W~~	9,945,428	~~W~~	—	~~W~~	17,926,212	94.07
Others		1,126,142		3,642		—		1,129,784	5.93

	~~W~~	9,106,926	~~W~~	9,949,070	~~W~~	—	~~W~~	19,055,996	100.00

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Allowances for losses on acceptances and guarantees as of December 31, 2009, are as follows:

			Pre-		Sub-				Estimated
(In millions of Korean won)	Normal		cautionary		standard		Doubtful		Loss		Total

Confirmed acceptances and guarantees in won
Guarantees	~~W~~	2,087,453	~~W~~	16,770	~~W~~	798	~~W~~	368	~~W~~	200	~~W~~	2,105,589
Allowance for possible losses		12,821		794		156		225		100		14,096

Ratio (%)		0.61		4.73		19.62		61.01		50.00		0.67

Confirmed acceptances and guarantees in foreign currencies

Guarantees	~~W~~	5,735,707	~~W~~	415,578	~~W~~	70,142	~~W~~	28	~~W~~	9,595	~~W~~	6,231,050
Allowance for possible losses		26,338		29,907		7,085		7		5,481		68,818

Ratio (%)		0.46		7.20		10.10		25.00		57.13		1.10

Unconfirmed acceptances and guarantees

Guarantees	~~W~~	7,344,869	~~W~~	469,700	~~W~~	39,602	~~W~~	2	~~W~~	5,931	~~W~~	7,860,104
Allowance for possible losses		13,210		38,367		3,538		—		1,186		56,301

Ratio (%)		0.18		8.17		8.93		10.05		20.00		0.72

Bills endorsed

Guarantees	~~W~~	23,830	~~W~~	72	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,902
Allowance for possible losses		207		7		—		—		—		214

Ratio (%)		0.87		10.00		—		—		—		0.90

Total

Guarantees	~~W~~	15,191,859	~~W~~	902,120	~~W~~	110,542	~~W~~	398	~~W~~	15,726	~~W~~	16,220,645
Allowance for possible losses		52,576		69,075		10,779		232		6,767		139,429

Ratio (%)		0.35		7.66		9.75		58.20		43.03		0.86

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Allowances for losses on acceptances and guarantees as of December 31, 2008, were as follows:

			Pre-		Sub-				Estimated
(In millions of Korean won)	Normal		cautionary		standard		Doubtful		Loss		Total

Confirmed acceptances and guarantees in won
Guarantees	~~W~~	2,486,630	~~W~~	1,022	~~W~~	1,291	~~W~~	114	~~W~~	444	~~W~~	2,489,501
Allowance for possible losses		15,210		50		161		32		229		15,682

Ratio (%)		0.61		4.88		12.44		28.24		51.54		0.63

Confirmed acceptances and guarantees in foreign currencies
Guarantees	~~W~~	6,384,982	~~W~~	150,550	~~W~~	9,258	~~W~~	70,998	~~W~~	1,637	~~W~~	6,617,425
Allowance for possible losses		30,193		5,685		1,294		19,024		818		57,014

Ratio (%)		0.47		3.78		13.98		26.80		50.00		0.86

Unconfirmed acceptances and guarantees
Guarantees	~~W~~	9,647,695	~~W~~	196,372	~~W~~	4,702	~~W~~	96,942	~~W~~	3,359	~~W~~	9,949,070
Allowance for possible losses		18,535		6,728		188		23,643		672		49,766

Ratio (%)		0.19		3.43		4.00		24.39		20.00		0.50

Total
Guarantees	~~W~~	18,519,307	~~W~~	347,944	~~W~~	15,251	~~W~~	168,054	~~W~~	5,440	~~W~~	19,055,996
Allowance for possible losses		63,938		12,463		1,643		42,699		1,719		122,462

Ratio (%)		0.35		3.58		10.77		25.41		31.60		0.64

The provision ratios for possible losses on acceptances and guarantees, and others as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Guarantees and acceptances and others	~~W~~	16,220,645	~~W~~	19,055,996
Allowance		139,429		122,462
Percentage (%)		0.86		0.64
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
15. Other Allowances
Other allowances as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Mileage rewards	~~W~~	114,785	~~W~~	111,011
Line of credit to SPC		351		2,367
Dormant accounts		10,155		10,346
Unfunded commitment		544,236		537,889
Reserve for default loss		1,629		1,621
Trust risk		2,452		2,086
Lawsuits and others		108,942		42,648

	~~W~~	782,550	~~W~~	707,968

The unused line of credit, required to accrue for possible losses, amounts to ~~W~~82,128,587 million and ~~W~~79,671,657 million as of December 31, 2009 and 2008, respectively.
16. Other Liabilities
Other liabilities as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Accounts payable (Notes 9 and 20)	~~W~~	3,080,984	~~W~~	5,442,972
Accrued expense payable (Note 19)		4,134,960		5,348,699
Unearned revenue		137,859		177,877
Deferred tax liabilities (Note 23)		261,655		160,101
Withholding taxes		97,850		116,050
Deposits for letter of guarantees and others		142,847		107,965
Accounts for agency businesses		220,680		273,599
Domestic exchange settlement credits		391,571		203,645
Foreign exchanges settlement credits (Note 21)		68,430		67,056
Liabilities incurred from agency relationship		344,668		481,559
Derivative instruments liabilities (Note 20)		3,129,533		8,042,975
Borrowings from trust accounts		1,377,837		2,351,093
Accrued severance benefits (Note 13)		591,996		848,459
Due from insurance retirement benefits		(417,017)		(569,152)
Deposits to the National Pension Fund		(50)		(55)
Allowance for acceptances and guarantees losses (Note 14)		139,429		122,462
Other allowances (Notes 15 and 20)		782,550		707,968
Insurance reserve		2,044,355		1,470,019
Miscellaneous liabilities		593,821		427,600

	~~W~~	17,123,958	~~W~~	25,780,892

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Miscellaneous liabilities as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009		2008

Suspense payable	~~W~~	71,725	~~W~~	31,260
Borrowings for others’ business		46,809		10,404
Prepaid card and debit card liabilities		17,580		19,635
Security subscription deposits		20,367		39,353
Income tax payable		99,753		144,393
Others		337,587		182,555

	~~W~~	593,821	~~W~~	427,600

17. Shareholders’ Equity
Capital Stock
Details of capital stock as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won, except per share amounts)	2009		2008

Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares [1]		386,351,693		356,351,693
Capital stock	~~W~~	1,931,758	~~W~~	1,781,758

[1]	The Parent Company, as approved by Board of Directors on July 10, 2009, issued 30 million common shares at ~~W~~37,250 per share to raise capital. Accordingly, the issued capital was received on September 1, 2009.
Capital Surplus
The changes in capital surplus for the year ended December 31, 2009, are as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Paid-in capital in excess of par value	~~W~~	11,265,413	~~W~~	955,341	~~W~~	12,220,754
Other		4,208,098		—		4,208,098

	~~W~~	15,473,511	~~W~~	955,341	~~W~~	16,428,852

The changes in capital surplus for the period from September 29, 2008 to December 31, 2008, were as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Paid-in capital in excess of par value	~~W~~	11,273,091	~~W~~	(7,678)	~~W~~	11,265,413
Other		4,208,098		—		4,208,098

	~~W~~	15,481,189	~~W~~	(7,678)	~~W~~	15,473,511

The excess value, which is greater than the capital reserve under the commercial law, of transferred shares of subsidiaries including the treasury shares of Kookmin Bank over the Parent Company’s issued capital stock, is recorded as other capital surplus, a part of paid-in capital in excess of par value.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Capital Adjustments
The changes in capital adjustments for the year ended December 31, 2009, are as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Treasury stock purchased [1]	~~W~~	(2,710,349)	~~W~~	233,540	~~W~~	(2,476,809)
Loss on sale of treasury stock		(432,335)		11,851		(420,484)
Others		(2,418)		(19,279)		(21,697)

	~~W~~	(3,145,102)	~~W~~	226,112	~~W~~	(2,918,990)

[1]	As of December 31, 2009, treasury stock consisting 43,322,704 common shares, which were issued by the Consolidated Company and have no voting rights under the Article 48 of the Financial Holding Company Act.
The changes in capital adjustments as of December 31, 2008, were as follows:

(In millions of Korean won)	Beginning		Changes		Ending

Treasury stock purchased[1]	~~W~~	(4,208,098)	~~W~~	1,497,749	~~W~~	(2,710,349)
Loss on sale of treasury stock		—		(432,335)		(432,335)
Others		—		(2,418)		(2,418)

	~~W~~	(4,208,098)	~~W~~	1,062,996	~~W~~	(3,145,102)

[1]	As of December 31, 2008, treasury stock consisting 47,407,671 common shares, which were issued by the Consolidated Company and have no voting rights under the Article 48 of the Financial Holding Company Act.
Through the stock transfer, Kookmin Bank acquired 73,607,601 shares of the Parent Company in 2008, and has 43,322,704 shares as of December 31, 2009, after disposing 4,084,967 shares and 26,199,930 shares for year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, respectively. Kookmin Bank is planning to dispose of those remaining shares within three years after the acquisition date.
Accumulated Other Comprehensive Income
The changes in accumulated other comprehensive income for the year ended December 31, 2009, are as follows:

	Beginning				Ending
(In millions of Korean won)	Balance		Changes		Balance

Gain (loss) on valuation of available-for-sale securities	~~W~~	193,231	~~W~~	152,755	~~W~~	345,986
Gain (loss) on valuation of held-to-maturity securities		27		(2,641)		(2,614)
Gain on valuation of equity method investments		9,581		(8,959)		622
Loss on valuation of equity method investments		(9,634)		6,678		(2,956)
Gain (loss) on valuation of derivatives		442		(442)		—
Gain on revaluation of property and equipment		893,856		(2,615)		891,241

	~~W~~	1,087,503	~~W~~	144,776	~~W~~	1,232,279

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The changes in accumulated other comprehensive income for the period from September 29, 2008 to December 31, 2008, were as follows:

	Beginning				Ending
(In millions of Korean won)	Balance		Changes		Balance

Gain (loss) on valuation of available-for-sale securities	~~W~~	—	~~W~~	193,231	~~W~~	193,231
Gain (loss) on valuation of held-to-maturity securities		—		27		27
Gain on valuation of equity method investments		—		9,581		9,581
Loss on valuation of equity method investments		—		(9,634)		(9,634)
Gain (loss) on valuation of derivatives		—		442		442
Gain on revaluation of property and equipment		—		893,856		893,856

	~~W~~	—	~~W~~	1,087,503	~~W~~	1,087,503

Retained Earnings
Legal Reserve
As required by Article 53 of the Financial Holding Company Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual net income, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.
18. Dividends
The details of the Parent Company’s distribution of dividends for the year ended December 31, 2009, are as follows:

(In Korean won)	2009

Number of issued common shares	386,351,693 shares
Number of shares excluded for dividend: common share [1]	43,322,704 shares
Number of shares eligible for dividends: common share	343,028,989 shares
Dividend rate	4.60%
Dividend amount	~~W~~78,896,667,470
Dividend payout ratio (Dividends/Net income)	14.62%
Dividend yield ratio (Dividend per share/Market price)	0.39%

[1]	The Parent Company’s treasury shares owned by subsidiaries are excluded from dividend distribution.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
19. Share-Based Payments
The Consolidated Company granted several share-based payments to employees and executives including the president. When the stock options are exercised, the Consolidated Company has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of its Board of Directors on August 23, 2005, Kookmin Bank changed the settlement method from issuance of treasury stock to the payment of cash equivalents on the difference between the market price and the exercise price only after the remaining treasury stock is issued. The exercisable shares arising from the establishment of the Parent Company on September 29, 2008, are exchanged with the common stock of the Parent Company. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of the share-based payments as of December 31, 2009, are as follows:

		Exercise	Granted
(In number of shares)	Grant Date	Period (Years)	Shares[1]	Grant Conditions

Stock Options
(Kookmin Bank)
Series 8-1 [3]	02.03.22	8	46,000	Service period: 1, 3 years
Series 8-2 [4]	02.03.22	8	330,000	Service period: 1, 3 years
Series 9 [4]	02.07.26	8	30,000	Service period: 3 years
Series 10-1 [3]	03.03.21	8	60,000	Service period: 3 years
Series 10-2 [4]	03.03.21	8	120,000	Service period: 3 years
Series 11 [4]	03.08.27	8	30,000	Service period: 3 years
Series 12 [4]	04.02.09	8	60,000	Service period: 1 year
Series 13-1 [3]	04.03.23	8	20,000	Service period: 1 year
Series 14 [3,4]	04.11.01	8	700,000	Service period: 3 years [6]
Series 15-1 [3]	05.03.18	8	165,000	Service period: 3 years
Series 15-2 [4]	05.03.18	8	720,000	Service period: 3 years
Series 16 [4]	05.04.27	8	15,000	Service period: 3 years
Series 17 [4]	05.07.22	8	30,000	Service period: 3 years
Series 18 [4]	05.08.23	8	15,000	Service period: 3 years
Series 19 [2]	06.03.24	8	930,000	Service period: 1, 2, 3 years
Series 20 [2]	06.04.28	8	30,000	Service period: 3 years
Series 21 [2]	06.10.27	8	20,000	Service period: 2 years
Series 22 [2]	07.02.08	8	885,000	Service period: 1, 3 years
Series 23 [2]	07.03.23	8	30,000	Service period: 3 years
Series Kookmin Credit Card -1 [5]	01.03.22	10	22,146	Service period: 1 year
Series Kookmin Credit Card -2 [3,5]	02.03.29	9	9,990	Service period: 2 years

			4,268,136

Stock Grants [12]
(KB Financial Group Inc.)
Series 1 [14]	08.09.29	—	60,102	Services fulfillment Achievements of targets on the basis of market and non-market performance [13]
Series 2 [15]	09.03.27	—	4,630	Service fulfillment

			64,732

(Kookmin Bank)
Series 1-1	07.11.01	—	19,278	Service period: 3 years [10]
Series 1-2	08.09.29	—	44,172	Service period: 3 years [8]
Series 2 ~ 6	08.01.01 ~ 08.03.19	—	87,459	Service period: 2 years [9]
Series 7	08.03.20	—	17,584	Service period: 3 years [7,10]
Series 9	08.06.23	—	3,840	Service period: 2 years [9]
Series 10 ~ 11	08.09.11 ~ 08.09.20	—	16,515	Service period: 2 years [9]
Series 13	08.10.18	—	7,950	Service period: 3 years [9,12]
Series 14-1	08.12.29	—	33,816	Service period: 2 years [9]
Series 14-2	08.12.29	—	74,200	Service period: 2 years [9]
Series 15	09.03.25	—	10,600	Service period: 2 years [9]
Series 16	09.09.29	—	1,900	Service period: 1 years [10]
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Exercise	Granted
(In number of shares)	Grant Date	Period (Years)	Shares[1]	Grant Conditions

Series 17	09.10.12	—	5,300	Service period: 2 years [9]
Series 18	09.10.16	—	1,900	Service period: 1 years [10]

			324,514

			4,657,382

[1]	Granted shares represent the total number of shares initially granted to each employee and executive whose options have not been exercised as of December 31, 2009.

[2]	The exercise price is based on the rate of increase in the aggregate market value of major competitors at the end of the reporting period.

[3]	The exercise price is based on the rate of increase in the average stock price index of the banking industry at the end of the reporting period. For the Series Kookmin Credit Card -2, the exercise price is based on the rate of increase in the average stock price index of the banking industry and Korea Composite Stock Price Index (KOSPI) at the end of the reporting period.

[4]	The actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service.

[5]	Kookmin Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. whose exercise price and number of shares were adjusted in proportion to the merger ratio.

[6]	The 300,000 shares are vested when the targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; and 200,000 shares vested when targeted return on shareholders’ equity is met.

[7]	The 25% of granted shares are vested when targeted assets growth rate is accomplished; 25% of granted shares vested when targeted ROA is achieved, and 50% of granted shares vested when targeted relative TSR is met.

[8]	According to the new contract, the number of shares to be compensated is based on the following: 40% of granted shares have relative TSR, another 40% of granted shares have relative EPS, and remaining 20% of granted shares have targeted qualitative index considering such as ROA trend for two years.

[9]	The 30% of granted shares are vested when targeted KPI is accomplished; 30% of granted shares vested when targeted financial results of Kookmin Bank are achieved; and 40% of granted shares vested when targeted relative TSR is met.

[10]	The number of shares to be compensated is fixed regardless of performance.

[11]	Under the stock grants, the maximum number of shares to be compensated is predetermined on grant date, where the actual number of shares to be compensated is based on the achievement of the targeted performance.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

[12]	The Consolidated Company canceled the existing contracts and entered into new contracts as of December 31, 2009. Accordingly, the number of shares to be compensated has changed.

[13]	In order to exercise their stock grants, at least three years of service as vesting period are required for executive directors, while the fulfillment of their remaining contracted service period is required for non-executive directors. The 40% of the shares to be granted will be based on the achievement of the targeted relative TSR ratio, while another 40% will be based on the achievement of the targeted relative EPS ratio. The remaining 20% will depend on the Company’s growth and on the evaluation of three-year trend on return on asset ratios. However, some of total granted shares will be compensated regardless of the above achievements as long as service requirement is fulfilled.

[14]	Based on each vesting condition, the number of shares to be compensated is based on the following: 30% of granted shares have targeted KPI, 30% of granted shares have targeted financial result, and 40% of granted shares have targeted relative TSR.

[15]	The granted shares will be compensated regardless of the achievements of target as long as service requirement is fulfilled.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Changes in the number of granted shares and the weighted average exercise price of shares, except for stock grants for the year ended December 31, 2009, are as follows:

						Remaining
(In Korean won,					Exercise	Period to
except share	Granted Shares				Price per	Maturity
amounts)	Beginning	Exercised	Expired	Ending	Share	(Years)

Series 2	46,494	43,523	2,971	—	—	—
Series 7	75,000	75,000	—	—	—	—
Series 8-1	24,942	—	—	24,942	57,100	0.22
Series 8-2	196,831	5,000	—	191,831	57,100	0.22
Series 9	23,899	—	—	23,899	58,800	0.57
Series 10-1	40,063	—	—	40,063	47,360	1.22
Series 10-2	67,993	—	—	67,993	35,500	1.22
Series 11	5,091	—	—	5,091	40,500	1.65
Series 12	54,250	—	—	54,250	46,100	2.11
Series 13-1	20,000	—	—	20,000	48,650	2.23
Series 14	610,000	—	—	610,000	50,600	2.84
Series 15-1	125,362	—	—	125,362	54,656	3.21
Series 15-2	509,044	28,330	—	480,714	46,800	3.21
Series 16	8,827	—	—	8,827	45,700	3.32
Series 17	29,441	—	—	29,441	49,200	3.56
Series 18	7,212	—	—	7,212	53,000	3.65
Series 19	753,695	—	2,044	751,651	77,063	4.23
Series 20	25,613	—	—	25,613	81,900	4.33
Series 21	18,987	—	—	18,987	76,600	4.82
Series 22	766,115	—	69,441	696,674	77,100	5.11
Series 23	15,246	—	—	15,246	84,500	5.23
Series Kookmin Credit Card -1	22,146	—	—	22,146	71,538	1.22
Series Kookmin Credit Card -2	9,990	—	—	9,990	129,100	1.24

	3,456,241	151,853	74,456	3,229,932	63,028	3.49

The weighted average stock price per share of the exercised shares for the year ended December 31, 2009, is ~~W~~ 51,979.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Changes in the number of granted shares and the weighted average exercise price of shares, except for stock grants, for the period from September 29, 2008 to December 31, 2008, were as follows:

						Remaining
(In Korean won,					Exercise	Period to
except share	Granted Shares				Price per	Maturity
amounts)	Beginning	Exercised	Expired	Ending	Share	(Years)

Series 2	68,761	22,267	—	46,494	28,027	0.20
Series 7	75,000	—	—	75,000	51,200	0.88
Series 8-1	28,263	3,321	—	24,942	57,100	1.22
Series 8-2	196,831	—	—	196,831	57,100	1.22
Series 9	23,899	—	—	23,899	58,800	1.57
Series 10-1	40,063	—	—	40,063	47,360	2.22
Series 10-2	67,993	—	—	67,993	35,500	2.22
Series 11	5,091	—	—	5,091	40,500	2.65
Series 12	54,250	—	—	54,250	46,100	3.11
Series 13-1	20,000	—	—	20,000	48,800	3.23
Series 14	610,000	—	—	610,000	50,600	3.84
Series 15-1	125,362	—	—	125,362	54,656	4.21
Series 15-2	510,007	—	963	509,044	46,800	4.21
Series 16	8,827	—	—	8,827	45,700	4.32
Series 17	30,000	—	559	29,441	49,200	4.56
Series 18	7,212	—	—	7,212	53,000	4.65
Series 19	817,644	—	63,949	753,695	77,056	5.23
Series 20	30,000	—	4,387	25,613	81,900	5.33
Series 21	20,000	—	1,013	18,987	76,600	5.82
Series 22	883,026	—	116,911	766,115	77,100	6.11
Series 23	30,000	—	14,754	15,246	84,500	6.23
Series Kookmin Credit Card -1	22,146	—	—	22,146	71,538	2.22
Series Kookmin Credit Card -2	9,990	—	—	9,990	129,100	2.24

	3,684,365	25,588	202,536	3,456,241	61,837	4.38

The weighted average stock price per share of the exercised shares for the period from September 29, 2008 to December 31, 2008, was ~~W~~ 57,016 per share.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value are as follows:

					Expected
					Stock
			Exercise		Price		Expected		Risk
	Stock Price		Price per		Volatility	Maturity	Dividend		Free
(In Korean won)	per Share		Share		(%)	(Years)	per Share		Rate (%)	Fair Value

Unconfirmed
Series 22-1 (Director)	~~W~~	60,200	~~W~~	77,100	28.23	2.54	~~W~~	4,045	3.22	~~W~~	5,366
Series 22-2 (Employee)		60,200		77,100	26.09	3.25		5,113	3.26		5,771
Confirmed
Series 22-1 (Director)		60,200		77,100	52.07	2.54		3,965	4.41		14,376
Series 22-2 (Employee)		60,200		77,100	47.36	3.25		4,989	4.47		14,894
Series 23		60,200		84,500	51.04	2.66		4,138	4.41		12,856
The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied in the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Parent Company (Kookmin Bank before October 10, 2008) and its competitors in order to adjust the exercise price in proportion to the change in the market value of the competitors.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Stock grants vested to employees and executives are measured on the basis of fair value using Monte Carlo Simulation Model. Assumptions used under the Monte Carlo Simulation Model are summarized as follows:

	Expected		Fair Value		Fair Value
	Exercise		(Market		(Non-Market
	Period	Risk Free	Performance		Performance
(In Korean won)	(Years)	Rate (%)	Condition)		Condition)

(KB Financial Group Inc.)
Series 1-1	1.74	3.83	~~W~~	39,914	~~W~~	60,945
Series 1-2	2.00	3.95		36,009		60,015
Series 1-3	0.22	3.48		—		59,688
Series 1-4	1.21	3.58		—		60,757
Series 1-5	0.83	3.48		—		59,932
Series 2-1	1.21	3.58		—		60,044
Series 2-2	0.23	3.48		—		59,772
Series 2-3	2.24	4.05		—		61,187
(Kookmin Bank)
Series 1-1	0.84	3.48		—		59,346
Series 1-2	0.84	3.48		42,258		59,921
Series 2	0.00	3.48		—		59,683
Series 3	0.00	3.48		59,683		59,683
Series 4	0.04	3.48		37,339		59,918
Series 5	0.21	3.48		41,085		59,740
Series 6 (unconfirmed)	0.21	3.48		41,784		59,701
Series 6 (confirmed)	0.21	3.48		—		59,599
Series 7-1	1.22	3.58		—		60,770
Series 7-2	1.22	3.58		41,927		60,043
Series 9	0.48	3.48		37,601		59,954
Series 10	0.70	3.48		37,071		60,277
Series 11	0.72	3.48		35,819		59,699
Series 13	1.80	3.85		24,398		60,898
Series 14-1	0.99	3.48		36,076		60,127
Series 14-2	0.99	3.48		36,071		60,119
Series 15	1.23	3.59		36,064		60,181
Series 16	0.75	3.48		—		60,178
Series 17	1.78	3.84		36,772		61,475
Series 18	0.79	3.48		—		60,015
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Meanwhile, the Consolidated Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of December 31, 2009, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate.
As of December 31, 2009 and 2008, the accrued expenses representing share-based payments amounted to ~~W~~31,903 million and ~~W~~3,119 million, respectively, and the intrinsic value of the vested share options amounted to ~~W~~19,780 million and ~~W~~364 million, respectively. The compensation cost amounting to ~~W~~30,433 million for the year ended December 31, 2009, is recorded as general and administrative expenses.
20. Contingencies and Commitments
(1)	The Consolidated Company holds written-off loans, over which the Consolidated Company still has claims on the borrowers and guarantors, amounting to ~~W~~11,628,397 million and ~~W~~11,705,037 million as of December 31, 2009 and 2008, respectively.

(2)	As of December 31, 2009 and 2008, the Consolidated Company recorded receivables amounting to ~~W~~2,475,424 million and ~~W~~4,560,352 million, respectively, and payables amounting to ~~W~~2,475,147 million and ~~W~~4,561,021 million, respectively, for unsettled foreign currency spot transactions.

(3)	As of December 31, 2009 and 2008, the Consolidated Company has commitments to provide lines of credit of up to ~~W~~300,243 million and ~~W~~210,282 million, respectively, and to purchase commercial papers of up to ~~W~~1,418,100 million and ~~W~~1,555,300 million, respectively, with several special purpose companies(“SPC”). As of December 31, 2009 and 2008, under these commitments, extended loans amounted to ~~W~~2,573 million and ~~W~~2,210 million, respectively, and purchased commercial papers amounted to ~~W~~471,800 million as of December 31, 2008. The Consolidated Company has credit preservation procedures, such as special agreements for repurchase, trust guarantees, cash and securities reservation and so on, in cases when the Consolidated Company becomes obligated to make payments in accordance with these commitments. The expected loss of ~~W~~351 million and ~~W~~2,367 million from the commitments is recorded as other allowances as of December 31, 2009 and 2008, respectively. In addition, unused credit in foreign currency amounts to ~~W~~9,510,968 million and ~~W~~10,065,249 million, and the unused credit, excluding the unused line of credit subject for other allowances, amounts to ~~W~~1,762,038 million and ~~W~~1,361,458 million as of December 31, 2009 and 2008, respectively.

(4)	On December 17, 2008, the Consolidated Company agreed to subscribe ~~W~~1,050,836 million in private indirect reinvestment trusts for stabilization of bond markets. The Consolidated Company subscribed ~~W~~525,418 million during 2008, and the remaining amount to be subscribed is ~~W~~525,418 million as of December 31, 2009.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(5)	Commitments the Consolidated Company made with financial institutions are as follows:

					Current
(In millions of Korean won)	Creditor	Debtor	Credit Limit		Balance

Overdraft accounts	Korea Securities Finance Corp.	KB Asset Management Co., Ltd.	~~W~~	30,000	~~W~~	—

Discounted commercial paper	Korea Exchange Bank	KB Financial Group Inc.		100,000		—
	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		100,000		—
	Korea Exchange Bank	KB Real Estate Trust Co., Ltd.		15,000		—
	Tong Yang Securities Inc.	KB Real Estate Trust Co., Ltd.		40,000		—
	Meritz Investment Bank	KB Real Estate Trust Co., Ltd.		10,000		—

				265,000		—

Half-day call loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		50,000		—

Operating loan	Korea Securities Finance Corp.	KB Investment & Securities Co., Ltd.		50,000		—

General purpose loan	Hana Bank	KB Financial Group Inc.		50,000		—
		KB Real Estate Trust Co., Ltd.		40,000		30,000
	Woori Bank	KB Financial Group Inc.		130,000		—
		KB Real Estate Trust Co., Ltd.		30,000		21,854

				250,000		51,854

Facility restructuring loan	Industrial Bank of Korea	KB Real Estate Trust Co., Ltd.		20,000		17,692

			~~W~~	665,000	~~W~~	69,546

(6)	As of December 31, 2009, Korea Housing Guarantee Co., Ltd. has issued five promissory notes to KB Real Estate Trust Co., Ltd. with a total face value of ~~W~~1,215,080 million as a guarantee for land trust business. Additionally, the guarantee of ~~W~~93,700 million by Seoul Guarantee Insurance Company for land trust business has been provided.

KB Data Systems Co., Ltd. is responsible for providing the additional service for repair which may occur within one year for certain service contracts. Accordingly, KB Data Systems Co., Ltd. has been provided with the guarantee of ~~W~~4,658 million by Seoul Guarantee Insurance Company.

(7)	Kookmin Bank entered into credit card business cooperation agreements with Citibank Korea and Nonghyup. Accordingly, the revenue from credit card business operation is proportionally recognized for each company.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(8)	The face value of the securities sold to general customers through tellers’ sale amounts to ~~W~~191,151 million and ~~W~~257,340 million as of December 31, 2009 and 2008, respectively.

(9)	The Consolidated Company has filed 117 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~316,609 million and faces 270 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~1,214,469 million, which arose in the normal course of the business and are still pending as of December 31, 2009.

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against Kookmin Bank in relation to the commitment fees (3 cases with the total damages of ~~W~~599,713 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. Kookmin Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. In the first case seeking damages of ~~W~~19,557 million, the Seoul High Court ordered Kookmin Bank to pay the commitment fee of ~~W~~4,495 million, related interest to KLS in the second trial. The third trial is currently pending at the Supreme Court as of December 31, 2009. The second case seeking damages of ~~W~~445,877 million, the court ordered Kookmin Bank to pay the commitment fee of ~~W~~122,740 million and related interest incurred to KLS in the first trial; the second trial is pending as of December 31, 2009. The third case seeking damages of ~~W~~134,279 million is currently pending in the first trial as of December 31, 2009.

The government filed a civil lawsuit against KLS, an accounting firm and Kookmin Bank (responsible party) seeking the total damages of ~~W~~320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to illegal act of Kookmin Bank’s employees and others. The court decided in favor of Kookmin Bank in the first trial on April 23, 2009. However, the Korea Prosecutory Authorities appealed to the court on the above decision on May 13, 2009. Also, on June 25, 2009, the Supreme Court declared Kookmin Bank’s employees as not guilty in its third trial of the criminal lawsuit filed by the Korea Prosecutory Authorities against Kookmin Bank’s employees. It is uncertain as to whether Kookmin Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made of the amount of the potential liabilities as of December 31, 2009.

The government also filed a civil lawsuit against National Agricultural Cooperative Federation (“Nonghyup” or “NACF”) and Kookmin Bank for the return of ~~W~~116,646 million of commission fee, claiming that the commission fee related to the management of the National Housing Fund was unduly assessed. On December 24, 2009, the Supreme Court decided in favor of Kookmin Bank.

(10)	On August 27, 2008, Kookmin Bank purchased 29,972,840 outstanding shares of Joint Stock Company Bank CenterCredit (Kazakhstan) from the existing shareholder, and additional new shares of 14,163,836 (including forfeited shares of 10,298,558). As a result, Kookmin Bank currently holds 30.52% (44,136,676 shares) of the total issued shares, and the additional 11.41% of ownership will be obtained through the acquisition of existing shares and convertible preferred shares.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(11)	In 2007, Kookmin Bank was subject to regular tax audit by the Seoul Regional Tax Office. Consequently, income taxes and others of ~~W~~ 438,975 million were charged and paid. However, Kookmin Bank has filed a legal appeal against this and received tax refund of ~~W~~ 65,347 million as of December 31, 2009.

(12)	The balances of securities borrowed, held by KB Investment & Securities Co., Ltd. and will be sold for financing purpose, are ~~W~~ 551,192 million and ~~W~~ 283,835 million as of December 31, 2009 and 2008, respectively.

(13)	The Consolidated Company agreed to make ~~W~~ 175,000 million investment in United Asset Management Corporation which was established on October 1, 2009. The Consolidated Company has invested ~~W~~ 12,250 million for the year ended December 31, 2009, and therefore, the remaining investment to be made as of December 31, 2009, is ~~W~~ 162,750 million.

(14)	The details of derivative instrument transactions as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009 [1]						2008 [1]
	Trading		Hedge		Total		Trading		Hedge		Total

Interest rate
Futures	~~W~~	3,783,105	~~W~~	—	~~W~~	3,783,105	~~W~~	4,312,651	~~W~~	—	~~W~~	4,312,651
Swaps		87,497,158		4,988,590		92,485,748		78,629,856		5,359,799		83,989,655
Purchased options		3,600,000		—		3,600,000		3,250,000		—		3,250,000
Written options		3,453,481		—		3,453,481		3,585,475		—		3,585,475

		98,333,744		4,988,590		103,322,334		89,777,982		5,359,799		95,137,781

Currency
Forwards		35,213,251		566,759		35,780,010		60,978,331		793,597		61,771,928
Futures		1,674,175		—		1,674,175		1,434,797		—		1,434,797
Swaps		18,287,206		1,167,600		19,454,806		21,371,552		—		21,371,552
Purchased options [2]		1,479,661		—		1,479,661		7,173,716		—		7,173,716
Written options [2]		1,784,605		—		1,784,605		7,143,368		—		7,143,368

		58,438,898		1,734,359		60,173,257		98,101,764		793,597		98,895,361

Stock
Index futures		75,044		—		75,044		6,173		—		6,173
Purchased options		832,887		—		832,887		848,728		—		848,728
Written put options		1,914,260		—		1,914,260		1,780,375		—		1,780,375
Swaps		171,400		—		171,400		495,523		—		495,523

		2,993,591		—		2,993,591		3,130,799		—		3,130,799

Others
Purchased commodity options		—		—		—		44,497		—		44,497
Written commodity options		—		—		—		43,389		—		43,389
Commodity forwards		41,727		—		41,727		120,397		—		120,397
Commodity swaps		—		—		—		957		—		957
Other derivatives		60,000		190,000		250,000		60,000		190,000		250,000

		101,727		190,000		291,727		269,240		190,000		459,240

	~~W~~	159,867,960	~~W~~	6,912,949	~~W~~	166,780,909	~~W~~	191,279,785	~~W~~	6,343,396	~~W~~	197,623,181

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

[1]	For transactions (excluding currency option transactions) between won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at statements of financial position date based on the contract amount in foreign currencies. For transactions (excluding currency option transactions) between foreign currencies and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at the end of the reporting period based on foreign currencies purchased.

[2]	For currency option transactions, unsettled amount of transaction is classified into either purchased currency options or written currency options based on trading of the right pursuant to the Accounting Guidelines’ Appendix 5 of the Financial Supervisory Service in Republic of Korea. For transactions between won and foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies. For transactions between foreign currencies and foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position dates based on the currencies expected to be collected at maturity.
The details of fair value measurement of derivative instruments and related gain or loss on valuation for the year ended December 31, 2009, are as follows:

(In millions of Korean won)	Gain(Loss) on Valuation (P/L)						Gain (Loss) on Valuation (B/S)
	Trading		Hedge		Total		Assets		Liabilities

Interest rate
Purchased options	~~W~~	(12,162)	~~W~~	—	~~W~~	(12,162)	~~W~~	23,219	~~W~~	—
Written options		7,855		—		7,855		3		21,390
Swaps		168,014		(212,690)		(44,676)		617,158		804,134

		163,707		(212,690)		(48,983)		640,380		825,524

Currency
Forwards		164,712		(17,488)		147,224		1,422,589		464,595
Swaps		469,369		(165,584)		303,785		1,019,818		1,385,525
Purchased options		(90,438)		—		(90,438)		187,885		—
Written options		61,101		—		61,101		—		88,833

		604,744		(183,072)		421,672		2,630,292		1,938,953

Stock
Purchased options		17,040		—		17,040		77,621		—
Written options		6,926		—		6,926		—		277,294
Swaps		37,322		—		37,322		11,330		45,438

		61,288		—		61,288		88,951		322,732

Others
Commodity forwards		24		—		24		2,412		2,388
Other derivatives		(2,326)		(33,306)		(35,632)		5,647		39,936

		(2,302)		(33,306)		(35,608)		8,059		42,324

	~~W~~	827,437	~~W~~	(429,068)	~~W~~	398,369	~~W~~	3,367,682	~~W~~	3,129,533

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of fair valuation of derivative instruments and related gain or loss on valuation for the period from September 29, 2008 to December 31, 2008, were as follows:

(In millions of Korean won)	Gain(Loss) on Valuation (P/L) [1,2]						Gain (Loss) on Valuation (B/S) [1,2]
	Trading		Hedge		Total		Assets		Liabilities

Interest rate
Purchased options	~~W~~	19,683	~~W~~	—	~~W~~	19,683	~~W~~	48,415	~~W~~	—
Written options		(14,271)		—		(14,271)		14		37,409
Swaps		(311,936)		503,898		191,962		1,228,306		1,410,650

		(306,524)		503,898		197,374		1,276,735		1,448,059

Currency
Forwards		1,303,234		(68,741)		1,234,493		4,424,925		2,718,543
Swaps		(790,345)		—		(790,345)		1,303,579		2,588,290
Purchased options		592,405		—		592,405		1,046,702		—
Written options		(294,901)		—		(294,901)		—		597,169

		810,393		(68,741)		741,652		6,775,206		5,904,002

Stock
Purchased options		55,191		—		55,191		290,622		—
Written options		158,389		—		158,389		—		481,938
Swaps		(131,088)		—		(131,088)		16,963		181,682

		82,492		—		82,492		307,585		663,620

Others
Purchased commodity options		(449)		—		(449)		590		—
Written commodity options		439		—		439		—		573
Commodity forwards		(274)		—		(274)		16,381		15,846
Commodity swaps		(21)		—		(21)		1,295		1,281
Other derivatives		(3,178)		19,403		16,225		7,810		9,594

		(3,483)		19,403		15,920		26,076		27,294

	~~W~~	582,878	~~W~~	454,560	~~W~~	1,037,438	~~W~~	8,385,602	~~W~~	8,042,975

[1]	The valuation and related gain (loss) from cash flow hedge accounting is not included.

[2]	Operating results are for the six-month period ended December 31, 2008
The Consolidated Company uses various derivative instruments for trading activities and hedging activities, such as foreign exchange risks, interest rate risks in relation to securities and debentures and risks in interest rate changes of customers. The unsettled notional amount and the valuation gain or loss for hedging transactions is accounted for pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments.
Hedged items for fair value hedge accounting purpose are subordinated bonds in won, structured bonds, structured deposits, finance debentures issued in foreign currency, off-shore finance debentures issued and equity method investments in foreign currency. For the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, Kookmin Bank recognized a gain of ~~W~~ 204,838 million and a loss of ~~W~~ 495,194 million, respectively, under the valuation of fair value hedge items. In addition, the interest rate swap, the currency swap and the currency forwards offset changes in the fair value changes of the hedged items resulting from the fluctuation in interest and exchange rate. The difference between the net amount of the valuation gain (loss) on the interest rate swap and the currency forwards designated as the fair value hedging instrument, and structured bonds and equity method investments in foreign currency as the hedged items, and the differences between the spot and forward exchange rates, excluded while assessing hedge effectiveness, and others, amounting to ~~W~~ (-) 168,604 million, is an ineffective portion of hedging.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The details of the credit default swap as of December 31, 2009, are as follows:

(In millions of Korean won)	Face Value		Reference Entity	Credit Grades

Credit default swap	~~W~~	100,000	Large Korean corporations	AAA
Credit default swap		100,000	Large Korean corporations	AAA
Loss can be incurred in relation to the sale of the credit default swap in case of credit events such as default of the reference entity.
21. Assets and Liabilities Denominated in Foreign Currencies
Significant assets and liabilities denominated in foreign currencies as of December 31, 2009, are as follows:

		Foreign	USD	KRW
		Currencies	Equivalent[1]	Equivalent
	Currency	(In Thousands)	(In Thousands)	(In Millions)
Assets
Foreign currencies	USD	80,968	80,968	94,539
	JPY	4,909,333	53,097	61,996
	EUR	31,303	44,888	52,411
	GBP	2,199	3,535	4,128
	Others	—	44,571	52,040

			227,059	265,114

Due from banks in foreign currencies	USD	351,522	351,522	410,439
	JPY	2,057,994	22,258	25,989
	EUR	8,299	11,901	13,896
	GBP	642	1,033	1,206
	Others	—	165,067	192,731

			551,781	644,261

Securities in foreign currencies	USD	1,279,326	1,279,326	1,493,741
	JPY	1,600,380	17,309	20,210
	EUR	62,294	89,326	104,297
	Others	—	408,182	476,593

			1,794,143	2,094,841

Loans in foreign currencies	USD	2,886,513	2,886,513	3,370,292
	JPY	170,348,181	1,842,404	2,151,191
	EUR	35,846	51,402	60,017
	GBP	91	147	172
	Others	—	186,630	217,909

			4,967,096	5,799,581

Domestic usance import bill	USD	1,817,474	1,817,474	2,122,083
	JPY	9,664,093	104,522	122,040
	EUR	62,613	89,783	104,831
	GBP	1,055	1,697	1,980
	Others	—	3,427	4,002

			2,016,903	2,354,936

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Foreign	USD	KRW
		Currencies	Equivalent[1]	Equivalent
	Currency	(In Thousands)	(In Thousands)	(In Millions)

Bills bought in foreign currencies	USD	1,341,031	1,341,031	1,565,788
	JPY	2,436,172	26,348	30,765
	EUR	234,903	336,840	393,294
	GBP	11,537	18,553	21,663
	Others	—	41,365	48,297

			1,764,137	2,059,807

Call loans in foreign currencies	USD	165,785	165,785	193,570
	EUR	5,659	8,115	9,475
	GBP	12,150	19,539	22,814
	Others	—	120,087	140,214

			313,526	366,073

Liabilities
Deposits in foreign currencies	USD	1,831,912	1,831,912	2,138,940
	JPY	25,404,415	274,762	320,812
	EUR	121,271	173,897	203,042
	GBP	8,027	12,908	15,072
	Others	—	407,422	475,707

			2,700,901	3,153,573

Borrowings in foreign currencies	USD	2,801,953	2,801,953	3,271,560
	JPY	97,014,610	1,049,264	1,225,120
	EUR	853,685	1,224,141	1,429,308
	GBP	8,899	14,312	16,710
	Others	—	199,984	233,502

			5,289,654	6,176,200

Call money in foreign currencies	USD	276,302	276,302	322,610
	JPY	5,000,000	54,077	63,141
	EUR	347,057	497,662	581,070
	GBP	5,727	9,210	10,753
	Others	—	145,462	169,842

			982,713	1,147,416

Debentures in foreign currencies	USD	2,678,272	2,678,272	3,127,150
	JPY	71,400,000	772,228	901,654
	EUR	35,000	50,188	58,600
	Others	—	93,652	109,347

			3,594,340	4,196,751

Foreign currencies bills payable	USD	42,667	42,667	49,818
	JPY	327,938	3,547	4,141
	EUR	7,106	10,189	11,898
	GBP	365	588	686
	Others	—	1,616	1,887

			58,607	68,430

[1]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the end of the reporting period.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Significant assets and liabilities denominated in foreign currencies as of December 31, 2008, were as follows:

		Foreign	USD	KRW
		Currencies	Equivalent[1]	Equivalent
	Currency	(In Thousands)	(In Thousands)	(In Millions)
Assets
Foreign currencies	USD	71,429	71,429	89,822
	JPY	5,789,537	64,175	80,700
	EUR	29,533	41,716	52,458
	GBP	1,851	2,676	3,364
	Others	—	36,721	46,177

			216,717	272,521

Due from banks in foreign currencies	USD	931,275	931,275	1,171,078
	JPY	553,218	6,132	7,711
	EUR	8,229	11,623	14,616
	GBP	759	1,098	1,380
	Others	—	72,178	90,764

			1,022,306	1,285,549

Securities in foreign currencies	USD	1,070,377	1,070,377	1,345,998
	JPY	1,527,556	16,932	21,292
	EUR	60,192	85,021	106,914
	Others	—	639,096	803,665

			1,811,426	2,277,869

Loans in foreign currencies	USD	4,519,678	4,519,678	5,683,495
	JPY	169,324,007	1,876,891	2,360,190
	EUR	42,143	59,528	74,856
	Others	—	191,517	240,833

			6,647,614	8,359,374

Domestic usance import bill	USD	1,700,233	1,700,233	2,138,042
	JPY	14,523,965	160,993	202,448
	EUR	51,285	72,440	91,093
	GBP	742	1,073	1,350
	Others	—	9,513	11,964

			1,944,252	2,444,897

Bills bought in foreign currencies	USD	1,869,641	1,869,641	2,351,074
	JPY	4,600,070	50,990	64,120
	EUR	144,013	203,419	255,799
	GBP	5,019	7,255	9,123
	Others	—	59,085	74,299

			2,190,390	2,754,415

Call loans in foreign currencies	USD	20,573	20,573	25,871
	JPY	930,000	10,309	12,963
	EUR	4,578	6,467	8,132
	GBP	2,600	3,758	4,726
	Others	—	5,003	6,291

			46,110	57,983

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008

		Foreign	USD	KRW
		Currencies	Equivalent [1]	Equivalent
	Currency	(In Thousands)	(In Thousands)	(In Millions)
Liabilities
Deposits in foreign currencies	USD	1,857,472	1,857,472	2,335,771
	JPY	20,080,448	222,584	279,899
	EUR	50,442	71,250	89,597
	GBP	6,962	10,064	12,655
	Others	—	147,107	184,987

			2,308,477	2,902,909

Borrowings in foreign currencies	USD	4,112,167	4,112,167	5,171,049
	JPY	81,171,966	899,760	1,131,448
	EUR	720,179	1,017,253	1,279,196
	GBP	215,045	310,836	390,876
	Others	—	10,640	13,381

			6,350,656	7,985,950

Call money in foreign currencies	USD	1,480,000	1,480,000	1,861,100
	EUR	140,500	198,456	249,559
	Others	—	21,592	27,152

			1,700,048	2,137,811

Debentures in foreign currencies	USD	1,456,731	1,456,731	1,831,839
	JPY	126,400,000	1,401,095	1,761,877
	EUR	35,000	49,438	62,168
	Others	—	50,965	64,089

			2,958,229	3,719,973

Foreign currencies bills payable	USD	44,162	44,162	55,534
	JPY	446,474	4,949	6,223
	EUR	2,656	3,751	4,717
	GBP	84	121	152
	Others	—	342	430

			53,325	67,056

[1]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the end of the reporting period.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
22. Selling and Administrative Expenses
Selling and administrative expenses for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(In millions of Korean won)	2009		2008

Salaries (Note 19)	~~W~~	1,542,544	~~W~~	698,990
Provision for severance benefits (Note 13)		167,416		96,747
Severance benefits for voluntary resignation		—		89,785
Welfare expense		557,927		338,736
Rental expense		181,743		90,886
Depreciation (Note 9)		320,154		190,177
Amortization of intangible asset (Note 10)		173,986		76,899
Tax and dues		145,786		87,731
Advertising		76,785		57,578
Development expenses		135,875		71,004
Others		482,161		265,864

	~~W~~	3,784,377	~~W~~	2,064,397

Information for calculating value added for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, is as follows:

(In millions of Korean won)	2009		2008

Salaries	~~W~~	1,542,544	~~W~~	698,990
Provision for severance benefits		167,416		96,747
Severance benefits for voluntary resignation		—		89,785
Welfare expense		557,927		338,736
Rental expense		181,743		90,886
Depreciation		320,154		190,177
Amortization of intangible asset		173,986		76,899
Tax and dues		145,786		87,731

	~~W~~	3,089,556	~~W~~	1,669,951

Other selling and administrative expenses for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(In millions of Korean won)	2009		2008

Communication	~~W~~	55,250	~~W~~	29,500
Electricity and utilities		22,448		10,608
Publication		22,853		13,219
Repairs and maintenance		18,110		8,989
Vehicle		39,398		16,736
Training		21,623		18,274
Office supplies		41,041		21,864
Travel		4,543		3,243
Commission expense		146,555		81,009
Others		110,340		62,422

	~~W~~	482,161	~~W~~	265,864

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
23. Income Tax
Income tax expense for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, consists of:

(In millions of Korean won)	2009		2008

Parent Company
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets		1,598		4,649

Total income tax effect		1,598		4,649
Income tax expense or benefit allocated directly to shareholders’ equity		1,305		(4,482)

Income tax expense		2,903		167

Subsidiaries
Income tax payable		(4,682)		107,086
Changes in deferred tax assets		91,918		(213,622)
Income tax expense of overseas branch		6,160		3,616

Total income tax effect		93,396		(102,920)
Income tax expense or benefit allocated directly to shareholders’ equity		(71,385)		432,333

Income tax expense		22,011		329,413

	~~W~~	24,914	~~W~~	329,580

Deferred tax assets and liabilities in the consolidated financial statements as of December 31, 2009 and 2008, are as follows:

(In millions of Korean won)	2009				2008
	Assets		Liabilities		Assets		Liabilities

KB Financial Group Inc.	~~W~~	—	~~W~~	6,363	~~W~~	—	~~W~~	4,655
Kookmin Bank [1]		—		253,916		—		143,021
KB Investment & Securities Co., Ltd.		6,369		—		—		11,211
KB Life Insurance Co., Ltd.		1,933		—		—		—
KB Asset Management Co., Ltd.		1,075		—		37		—
KB Real Estate Trust Co., Ltd.		3,846		—		6,669		—
KB Investment Co., Ltd. [2]		3,057				2,809		—
KB Futures Co., Ltd.		—		1,376		—		1,214
KB Credit Information Co., Ltd.		344		—		64		—
KB Data Systems Co., Ltd.		6,047		—		5,054		—

	~~W~~	22,671	~~W~~	261,655	~~W~~	14,633	~~W~~	160,101

[1]	Financial information, as of December 31, 2009, is based on its consolidated financial statements including Kookmin Bank Int’l Ltd.(London), Kookmin Bank Hong Kong Ltd., and Kookmin Bank Cambodia PLC. as subsidiaries, and financial information, as of December 31, 2008, is based on its consolidated financial statements including Kookmin Bank Int’l Ltd.(London), Kookmin Bank Hong Kong Ltd., and KB Life Insurance Co., Ltd. as subsidiaries.

[2]	Based on its consolidated financial statements including NPS-KBIC Private Equity Fund No.1 as a subsidiary.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The Consolidated Company’s statutory tax rate is 24.2%. However, due to tax adjustments, the effective tax rate is 4.51% for the year ended December 31, 2009.
24. Earnings Per Share
Basic earnings per share for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, is calculated as follows:

(In Korean won)	2009		2008 [2]

Net income [1]	~~W~~	539,818,164,108	~~W~~	611,926,551,438
Weighted-average number of common shares outstanding		325,406,414		294,531,780
Basic earnings per share	~~W~~	1,659	~~W~~	2,078

[1]	Earnings available for common shareholders is the same as net income of the Parent Company.

[2]	The effect from common shares deemed to have been issued free to existing shareholders retroactively adjusted the prior period’s weighted average number of common shares outstanding.
The weighted average number of common shares outstanding for the year ended December 31, 2009, is computed as follows:

	Number of	Days	Outstanding
(In number of shares)	Shares	Outstanding	Shares

Beginning	356,351,693	365	130,068,367,945
Treasury shares [1]	(47,407,671)	365	(17,303,799,915)
Disposal of treasury shares	4,084,967	74	302,287,558
Issuance of common shares (2009.9.1)	30,000,000	122	3,660,000,000
Common shares deemed to be issued free to existing shareholders [2]	8,421,751	243	2,046,485,599

Total outstanding shares ()			118,773,341,187
Number of days(‚)			365

Weighted average number of shares outstanding(/‚)			325,406,414

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
The weighted average number of common shares outstanding for the period ended from September 29, 2008 to December 31, 2008, is computed as follows:

	Number of	Days	Outstanding
(In number of shares)	Shares	Outstanding	Shares

Beginning	356,351,693	94	33,497,059,142
Treasury shares [1]	(73,607,601)	94	(6,919,114,494)
Disposal of treasury shares	11,848,340	20	236,966,800
Disposal of treasury shares	12,569,832	10	125,698,320
Disposal of treasury shares	1,781,758	6	10,690,548
Common shares deemed to be issued free to existing shareholders [2]	7,815,819	94	734,686,986

Total outstanding shares ()			27,685,987,302
Number of days(‚)			94

Weighted average number of shares outstanding(/‚)			294,531,780

[1]	Weighted average number of common shares outstanding is calculated considering the Parent Company’s issued shares owned by subsidiaries as treasury stock.

[2]	The common shares deemed to be issued free to existing shareholders were considered in the computation of weighted average number of common shares outstanding.
The amounts of basic and diluted earnings per share for the prior period were retroactively adjusted from ~~W~~ 2,134 per share to ~~W~~ 2,078 per share, because the weighted average number of common shares increased as a result of common shares, which are deemed to have been issued free to existing shareholders, increased.
Basic earnings per share for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, equal the diluted earnings per share because there has been no dilution in the weighted average number of common stock outstanding.
The number of potential common stock which is not included for the computation of diluted earnings per share for the year ended December 31, 2009, due to the antidilutive effect, but may result in the dilution of earnings per share in the future is as follows:

(In number of shares)	2009[1]

Stock grants	389,246

[1]	The number of granted shares for employees and executives of Kookmin Bank, one of the subsidiaries of the Company, is included in the total number of stock grants.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
25. Comprehensive Income
Comprehensive income for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, consists of:

(In millions of Korean won)	2009		2008

Net income	~~W~~	527,494	~~W~~	609,828
Other comprehensive income
Gain (loss) on valuation of available-for-sale securities		186,536		193,260
Gain (loss) on valuation of held-to-maturity securities		(2,114)		59
Gain on valuation of equity method investments		(8,959)		9,581
Loss on valuation of equity method investments		6,678		(9,634)
Gain (loss) on valuation of derivatives		(442)		866
Gain (loss) from revaluation of property and equipment		(2,615)		893,856

Comprehensive income	~~W~~	706,578	~~W~~	1,697,816

Parent Company interest in comprehensive income	~~W~~	684,594	~~W~~	1,699,430
Minority interests in comprehensive income		21,984		(1,614)
26. Segment Financial Information
Statements of financial position per business segment as of December 31, 2009, are as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Cash and due from banks	~~W~~	10,840,450	~~W~~	12,734	~~W~~	(1,084,051)	~~W~~	9,769,133
Securities		62,924,572		—		(20,388,924)		42,535,648
Loans receivable		196,387,125		299		(989,531)		195,397,893
Property and equipment		3,346,451		241		(1,369)		3,345,323
Other assets		11,466,787		31,664		(377,998)		11,120,453

	~~W~~	284,965,385	~~W~~	44,938	~~W~~	(22,841,873)	~~W~~	262,168,450

Deposits	~~W~~	173,525,894	~~W~~	—	~~W~~	(1,086,011)	~~W~~	172,439,883
Borrowings		55,489,132		—		(995,849)		54,493,283
Other liabilities		17,480,655		28,132		(384,829)		17,123,958

		246,495,681		28,132		(2,466,689)		244,057,124

Common stock		5,089,298		8,000		(3,165,540)		1,931,758
Capital surplus		22,828,596		—		(6,399,744)		16,428,852
Capital adjustments		(2,920,231)		—		1,241		(2,918,990)
Accumulated other comprehensive income		2,844,154		—		(1,611,875)		1,232,279
Retained earnings		10,627,887		8,806		(9,458,962)		1,177,731
Minority interests		—		—		259,696		259,696

		38,469,704		16,806		(20,375,184)		18,111,326

	~~W~~	284,965,385	~~W~~	44,938	~~W~~	(22,841,873)	~~W~~	262,168,450

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Statements of financial position per business segment as of December 31, 2008, were as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Cash and due from banks	~~W~~	8,484,952	~~W~~	21,970	~~W~~	(190,725)	~~W~~	8,316,197
Securities		57,065,999		—		(18,080,731)		38,985,268
Loans receivable		200,488,233		798		(1,558,845)		198,930,186
Property and equipment		3,504,735		311		(2,497)		3,502,549
Other assets		18,424,268		23,453		(633,130)		17,814,591

	~~W~~	287,968,187	~~W~~	46,532	~~W~~	(20,465,928)	~~W~~	267,548,791

Deposits	~~W~~	162,843,928	~~W~~	—	~~W~~	(633,556)	~~W~~	162,210,372
Borrowings		64,606,053		—		(1,110,573)		63,495,480
Other liabilities		26,136,490		19,993		(375,591)		25,780,892

		253,586,471		19,993		(2,119,720)		251,486,744

Common stock		4,624,716		8,000		(2,850,958)		1,781,758
Capital surplus		21,874,713		—		(6,401,202)		15,473,511
Capital adjustments		(3,146,344)		—		1,242		(3,145,102)
Accumulated other comprehensive income		1,514,342		—		(426,839)		1,087,503
Retained earnings		9,514,289		18,539		(8,901,887)		630,941
Minority interests		—		—		233,436		233,436

		34,381,716		26,539		(18,346,208)		16,062,047

	~~W~~	287,968,187	~~W~~	46,532	~~W~~	(20,465,928)	~~W~~	267,548,791

See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Statements of income per business segment for the year ended December 31, 2009, are as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Operating revenue	~~W~~	31,164,315	~~W~~	124,746	~~W~~	(842,962)	~~W~~	30,446,099
Operating expenses		29,848,790		117,846		(171,822)		29,794,814

Operating income		1,315,525		6,900		(671,140)		651,285
Non-operating income (loss)		(47,350)		—		(51,777)		(99,127)

Income before income tax		1,268,175		6,900		(722,917)		552,158
Income tax expense		44,199		1,633		(20,918)		24,914
Net loss before acquiring subsidiaries		—		—		250		250

Net income	~~W~~	1,223,976	~~W~~	5,267	~~W~~	(701,749)	~~W~~	527,494

Parent Company interest	~~W~~	1,223,976	~~W~~	5,267	~~W~~	(689,425)	~~W~~	539,818
Minority interests		—		—		(12,324)		(12,324)
Statements of income per business segment for the period from September 29, 2008 to December 31, 2008, were as follows:

	Financial &
	Insurance		Non-Financial		Consolidation
(In millions of Korean won)	Business		Business		Adjustment		Total

Operating revenue	~~W~~	29,777,854	~~W~~	101,744	~~W~~	(150,315)	~~W~~	29,729,283
Operating expenses		29,626,354		94,194		(618,566)		29,101,982

Operating income		151,500		7,550		468,251		627,301
Non-operating income		521,461		(595)		(208,759)		312,107

Income before income tax		672,961		6,955		259,492		939,408
Income tax expense		420,100		1,877		(92,397)		329,580

Net income [1]	~~W~~	252,861	~~W~~	5,078	~~W~~	351,889	~~W~~	609,828

Parent Company interest		252,861		5,078		353,988		611,927
Minority interests		—		—		(2,099)		(2,099)

[1]	Operating results are for the six-month period ended December 31, 2008
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Financial information per industry segment as of and for the year ended December 31, 2009, is as follows:

			Trust				Consolidation
(In millions of Korean won)	Banking		Accounts		Others		Adjustment		Total

Operating revenue	~~W~~	28,795,190	~~W~~	161,916	~~W~~	2,331,955	~~W~~	(842,962)	~~W~~	30,446,099
Less: Intercompany transactions		(58,398)		(3,127)		(781,437)		842,962		—

Net operating revenue		28,736,792		158,789		1,550,518		—		30,446,099

Operating income	~~W~~	719,461	~~W~~	(604)	~~W~~	603,568	~~W~~	(671,140)	~~W~~	651,285

Cash and due from banks	~~W~~	9,091,891	~~W~~	228,198	~~W~~	1,533,095	~~W~~	(1,084,051)	~~W~~	9,769,133
Securities		39,269,239		2,257,890		21,397,443		(20,388,924)		42,535,648
Loans receivable		195,725,307		259,343		402,774		(989,531)		195,397,893
Property and equipment		3,331,249		—		15,443		(1,369)		3,345,323
Other assets		10,305,602		320,745		872,104		(377,998)		11,120,453

	~~W~~	257,723,288	~~W~~	3,066,176	~~W~~	24,220,859	~~W~~	(22,841,873)	~~W~~	262,168,450

Financial information per industry segment as of December 31, 2008, and for the period from September 29, 2008 to December 31, 2008, was as follows:

			Trust				Consolidation
(In millions of Korean won)	Banking		Accounts		Others		Adjustment		Total

Operating revenue [1]	~~W~~	29,034,718	~~W~~	112,533	~~W~~	732,347	~~W~~	(150,315)	~~W~~	29,729,283
Less: Intercompany transactions		(61,922)		(4,960)		(83,433)		150,315		—

Net operating revenue [1]		28,972,796		107,573		648,914		—		29,729,283

Operating income [1]	~~W~~	128,429	~~W~~	(110)	~~W~~	30,731	~~W~~	468,251	~~W~~	627,301

Cash and due from banks	~~W~~	7,752,537	~~W~~	296,440	~~W~~	457,945	~~W~~	(190,725)	~~W~~	8,316,197
Securities		35,264,653		2,246,279		19,555,067		(18,080,731)		38,985,268
Loans receivable		199,450,270		508,651		530,110		(1,558,845)		198,930,186
Property and equipment		3,493,078		—		11,968		(2,497)		3,502,549
Other assets		17,262,783		463,614		721,324		(633,130)		17,814,591

	~~W~~	263,223,321	~~W~~	3,514,984	~~W~~	21,276,414	~~W~~	(20,465,928)	~~W~~	267,548,791

[1]	Operating results are for the six-month period ended December 31, 2008
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Financial information per geographical segment as of and for the year ended December 31, 2009, is as follows:

					Consolidation
(In millions of Korean won)	Domestic		Overseas		Adjustment		Total

Operating revenue	~~W~~	31,228,709	~~W~~	60,352	~~W~~	(842,962)	~~W~~	30,446,099
Less: Intercompany transactions		(833,286)		(9,676)		842,962		—

Net operating revenue		30,395,423		50,676		—		30,446,099

Operating income	~~W~~	1,305,991	~~W~~	16,434	~~W~~	(671,140)	~~W~~	651,285

Cash and due from banks	~~W~~	10,614,838	~~W~~	238,346	~~W~~	(1,084,051)	~~W~~	9,769,133
Securities		62,627,624		296,948		(20,388,924)		42,535,648
Loans receivable		195,729,094		658,330		(989,531)		195,397,893
Property and equipment		3,344,793		1,899		(1,369)		3,345,323
Other assets		11,490,446		8,005		(377,998)		11,120,453

	~~W~~	283,806,795	~~W~~	1,203,528	~~W~~	(22,841,873)	~~W~~	262,168,450

Financial information per geographical segment as of December 31, 2008, and for the period from September 29, 2008 to December 31, 2008, was as follows:

					Consolidation
(In millions of Korean won)	Domestic		Overseas		Adjustment		Total

Operating revenue [1]	~~W~~	29,840,606	~~W~~	38,992	~~W~~	(150,315)	~~W~~	29,729,283
Less: Intercompany transactions		(151,185)		870		150,315		—

Net operating revenue [1]		29,689,421		39,862		—		29,729,283

Operating income [1]	~~W~~	159,812	~~W~~	(762)	~~W~~	468,251	~~W~~	627,301

Cash and due from banks	~~W~~	8,482,681	~~W~~	24,241	~~W~~	(190,725)	~~W~~	8,316,197
Securities		56,730,263		335,736		(18,080,731)		38,985,268
Loans receivable		199,733,586		755,445		(1,558,845)		198,930,186
Property and equipment		3,504,735		311		(2,497)		3,502,549
Other assets		18,433,311		14,410		(633,130)		17,814,591

	~~W~~	286,884,576	~~W~~	1,130,143	~~W~~	(20,465,928)	~~W~~	267,548,791

[1]	Operating results are for the six-month period ended December 31, 2008
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
27. Related Party Transactions
Significant balances with related parties as of December 31, 2009 and 2008, are as follows:

	2009				2008
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities

Parent Company
KB Financial Group Inc.	~~W~~	1,039,692	~~W~~	183	~~W~~	216,203	~~W~~	362

Subsidiaries
Kookmin Bank		429,030		1,843,723		974,040		1,109,543
KB Investment & Securities., Ltd.		54,839		101,188		6,914		202,365
KB Life Insurance Co., Ltd.		11,400		2,194		8,776		3,335
KB Asset Management Co., Ltd.		69,365		131		107,444		110
KB Real Estate Trust Co., Ltd.		840		50,064		742		31,767
KB Investment Co., Ltd.		31,683		20,000		19		10,345
KB Futures Co., Ltd.		19,849		9,617		11,470		1,949
KB Credit Information Co., Ltd.		18,627		136		40,970		95
KB Data Systems Co., Ltd.		20,458		58		41,340		175
NPS-KBIC Private Equity Fund No.1		3,192		1		—		—
Trust accounts [1]		280,781		30,741		427,277		32,922
Kookmin Bank International Ltd. (London)		244,649		288,359		288,548		491,392
Kookmin Bank Hong Kong Ltd.		217,412		96,358		164,029		403,412
Kookmin Bank Cambodia PLC		936		—		—		—

		1,403,061		2,442,570		2,071,569		2,287,410

	~~W~~	2,442,753	~~W~~	2,442,753	~~W~~	2,287,772	~~W~~	2,287,772

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
Significant transactions with related parties for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

	2009				2008
(In millions of Korean won)	Revenues		Expenses [2]		Revenues		Expenses [2]

Parent Company
KB Financial Group Inc.	~~W~~	19,244	~~W~~	801	~~W~~	1,287	~~W~~	138

Subsidiaries
Kookmin Bank		96,007		127,415		68,239		62,843
KB Investment & Securities., Ltd.		8,021		16,402		1,249		909
KB Life Insurance Co., Ltd.		3		35,018		2		23,377
KB Asset Management Co., Ltd.		4,381		710		2,983		341
KB Real Estate Trust Co., Ltd.		—		2,248		18		834
KB Investment Co., Ltd.		339		675		16		442
KB Futures Co., Ltd.		3,136		244		974		16
KB Credit Information Co., Ltd.		48,742		637		26,281		143
KB Data Systems Co., Ltd.		41,116		114		24,080		—
NPS-KBIC Private Equity Fund No.1		45		13		—		—
Trust accounts [1]		3,128		26,120		4,960		11,335
Kookmin Bank International Ltd. (London)		2,785		11,461		1,591		11,366
Kookmin Bank Hong Kong Ltd.		6,051		11,140		—		19,936
Kookmin Bank Cambodia PLC		—		—		—		—

		213,754		232,197		130,393		131,542

	~~W~~	232,998	~~W~~	232,998	~~W~~	131,680	~~W~~	131,680

[1]	Trust accounts whose principal or fixed rate of return are guaranteed.

[2]	Bad debts expense is not included in the amount.
In addition, fixed assets which were acquired from KB Data Systems Co., Ltd. during the year ended December 31, 2009 and for the period from September 29, 2008 to December 31, 2008, amount to ~~W~~27,078 million and ~~W~~61,502 million, respectively.
28. Subsequent Event
Kookmin Bank acquired 11,990,069 convertible preferred shares of Joint Stock Company Bank CenterCredit at KZT 3,597,020,700 through the participation of capital increase in January, 2010. Additionally, in February, 2010, Kookmin Bank acquired 24,571,396 forfeited shares (convertible preferred shares) and 3,886,574 outstanding common shares at KZT 7,371,418,800 and KZT 6,218,518,400, respectively. Kookmin Bank has 41.93% of interest in Joint Stock Company Bank CenterCredit including common shares and preferred convertible shares as a result of additional acquisition.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
29. Supplemental Cash Flows Information
Cash and cash equivalents included in the consolidated statements of cash flows are the amount of cash and due from banks excluding the restricted due from banks included in the consolidated statements of financial position. Cash flows from operating activities in the consolidated statement of cash flows are presented using the indirect method.
The cash and due from banks in the statement of cash flows for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(In millions of Korean won)	2009		2008

Cash and checks	~~W~~	2,543,538	~~W~~	2,190,748
Foreign currencies		265,114		272,521
Due from banks		6,960,481		5,852,928

		9,769,133		8,316,197
Restricted due from banks		(6,152,183)		(4,935,604)

	~~W~~	3,616,950	~~W~~	3,380,593

Significant transactions not involving cash flows for the year ended December 31, 2009, and for the period from September 29, 2008 to December 31, 2008, are as follows:

(In millions of Korean won)	2009		2008

Decrease in loans receivable due to write-off and debt restructuring	~~W~~	2,353,959	~~W~~	755,297
Increase in accumulated other comprehensive income from valuation of securities		182,141		193,266
Increase in accumulated other comprehensive income from revaluation of property and equipment		2,615		893,856
Transferred from construction in-progress		52,047		134,043
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
30. Disclosure on Expected Impact upon Adoption of K-IFRS
A. Preparation of K-IFRS adoption
Pursuant to The Act on External Audit of Stock Companies, Article 13, KB Financial Group Inc. is required to adopt K-IFRS from 2011. Thus, in June 2007, KB Financial Group Inc. formed a task force (“K-IRFS TFT”) to prepare for the adoption of K-IFRS and is currently in the transition process that consists of three phases as follows: Phase I (adoption assessment stage), Phase II (policy setting, system design and development stage) and Phase III (implementation stage).
B. K-IFRS adoption plan and work force
1)	K-IFRS adoption plan

Phase	Period	Procedures
Phase I	June 2007	• Analyzing GAAP differences
(“Adoption	~ February 2008	• Analyzing K-IFRS
assessment stage”)		• Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”)
• Analyzing the impacts
• Analyzing the financial impacts
• Analyzing the impacts of specific accounts, disclosure and IT
• Detailed planning for Phase II
• Research and benchmarking on success cases, others

Phase II	March 2008	• Framing accounting policies
(“Policy setting,	~ December 2009	• Framing specific accounting methodology
system design		• Set-up united account structure “Chart of Accounts”
and development		• Build Infrastructures for K-IFRS adoption
stage”)		• Establish accounting policies, accounting guidelines and accounting manuals
• Restructuring of financial reporting system
• Developing K-IFRS system (define system requirement, analysis, designing, developing, others)
• Knowledge transfer and technical trainings, others

Phase III	Starting January	• Preparing financial data in accordance with K-IFRS
(“Implement action	2010	• Preparing financial data as of January 1, 2010
stage”)		• Preparing quarterly financial and disclosure data for 2010
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
2)	Work force
In June 2007, KB Financial Group Inc. assembled an IFRS task force which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team is divided into specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others — based on its significance and efficiency of project management. In addition, an IT IFRS team consisting of IT specialist in each area, was organized for K-IFRS IT systems development.
KB Financial Group Inc. has reported the progress of the K-IFRS adoption and significant issues to the audit committee, the Board of Directors, and others.
C. Status of each phase
1)	Phase I (“Adoption assessment stage”)
Between June 2007 and February 2008, KB Financial Group Inc. assessed the potential impacts of K-IFRS adoption and planned detailed procedures.
a.	Analyzing GAAP differences and the financial impacts
KB Financial Group Inc. performed the detailed analysis of the requirements under K-IFRS and identified GAAP differences between SKAS (current accounting standards) and K-IFRS in order to analyze the impacts on the financial information, business operations, financial reporting system, and financial performance indicators, and others. Consequently, KB Financial Group Inc. identified the impacts on financial information, major accounts, disclosures and IT.
b.	Research on success case and benchmarking
Due to the distinctiveness of KB Financial Group Inc., research and benchmarking of the success cases of preceding IFRS adopters among European financial institutions was performed, where necessary, in order to form possible alternatives.
2)	Phase II (“policy setting, system design and development stage “)
KB Financial Group Inc. started the Phase II in March 2008, and completed it by the end of 2009. The purpose of the phase is to frame accounting policies, structure infrastructures and develop the system.
a.	Accounting policy setting
Considering the K-IFRS requirements and KB Financial Group Inc.’s status, KB Financial Group Inc. selected the accounting policies that are deemed to better represent KB Financial Group Inc.’s substance after detailed analysis of accounting treatment options and has outlined specific accounting methodology.
b.	Set-up of a united account structure “Chart of Accounts”
To produce timely and proper financial data on a consolidated basis in accordance with K-IFRS, KB Financial Group Inc. has set up a united account structure.
See Report of Independent Auditors

KB Financial Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009 and 2008
c.	Building Infrastructures for K-IFRS adoption
For timely and proper financial reporting, KB Financial Group Inc. analyzed and restructured the current financial report process by reflecting expected financial impacts discovered. Consequently, KB Financial Group Inc. revised the accounting policies, guidelines and manuals during the course of restructuring financial report process.
d.	Building infrastructure for IFRS IT system
KB Financial Group Inc. completed the design and development of K-IFRS IT system. Accordingly, the system will allow the Company to implement accounting policies set by K-IFRS. The system was tested for the eligibility.
e.	IFRS assessment Training
KB Financial Group Inc. provided education necessary for the adoption of K-IFRS to its management and employees, and provided additional focus training to each management level, unit level, and IFRS in-charge level to enhance their ability and capacity for the implementation of K-IFRS.
D. Plan going forward
KB Financial Group Inc. will prepare its first financial statements in accordance with K-IFRS starting January 1, 2010, and will also perform quarterly closing using the developed system thereafter.
E. Significant GAAP differences between K-IFRS and SKAS
KB Financial Group Inc. is expected to face significant GAAP differences between K-IFRS and SKAS (current accounting standards) upon preparing its financial statements in accordance with K-IFRS are, but not limited to, as follows: scope of consolidation, allowance for loan losses, revenue recognition, derecognition of financial instruments, measurement of financial instruments and employee benefits.
See Report of Independent Auditors